Exhibit 2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENTRUST, INC.,

BLAZING ACQUISITION CORPORATION,

BUSINESS SIGNATURES CORPORATION,

AMOS BARZILAY, AS THE STOCKHOLDER REPRESENTATIVE,

U.S. BANK NATIONAL ASSOCIATION, AS THE ESCROW AGENT, AND

THE COMPANY BOARD STOCKHOLDERS

DATED AS OF JULY 19, 2006

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2.32	Governmental Authorization	32
2.33	Representations Complete	32

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		33

3.1	Organization of Parent and Merger Sub	33
3.2	Authority	33
3.3	No Conflict	33
3.4	Sufficient Funds	34
3.5	Parent Shares	34
3.6	No Prior Merger Sub Operations	34

ARTICLE IV CERTAIN COVENANTS		34

4.1	Conduct of Business of the Company	34
4.2	Access to Information	36
4.3	Confidentiality	36
4.4	[Reserved]	36
4.5	Conversion of Company Series A Preferred Stock	36
4.6	Conditions to the Merger; Further Assurances	36
4.7	Notification of Certain Matters	37
4.8	Termination of Company Investor Rights	37
4.9	Transaction Stockholder Approvals and Company Board Recommendation	37
4.10	No Solicitation	38
4.11	Certain Employment Matters	39
4.12	Section 280G Approval	40
4.13	Tax Matters	40
4.14	Exercise and Termination of Company Stock Rights	41
4.15	Resignation of Officers and Directors	41
4.16	Parent Right of First Refusal on Equity Issuances	41
4.17	Indemnification of Directors and Officers; Company Tail Insurance Policy	41

ARTICLE V CONDITIONS TO THE MERGER		42

5.1	Conditions to the Obligations of the Company and Parent	42
5.2	Conditions to the Obligations of the Company	42
5.3	Conditions to the Obligations of Parent and Merger Sub	43

ARTICLE VI INDEMNIFICATION, ESCROW, ETC		46

6.1	Survival of Representations, Warranties and Covenants	46
6.2	Indemnification	46
6.3	Limitations	47
6.4	Procedures	48
6.5	Merger Consideration Adjustment	50
6.6	Stockholder Representative; Power of Attorney	50
6.7	Nonexclusivity of Indemnification Remedies	52
6.8	No Subrogation	52
6.9	Escrow Arrangements	52

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		56

7.1	Termination	56
7.2	Effect of Termination	57

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7.3	Fees and Expenses	57
7.4	Amendment	57
7.5	Extension; Waiver	57

ARTICLE VIII DEFINITIONS, CONSTRUCTION, ETC		58

ARTICLE IX GENERAL PROVISIONS		69

9.1	Notices	69
9.2	Entire Agreement	70
9.3	Severability	70
9.4	Specific Performance	70
9.5	Successors and Assigns; Parties in Interest	70
9.6	Waiver	71
9.7	Governing Law; Venue	71
9.8	Waiver of Jury Trial	71
9.9	Other Remedies	72
9.10	Counterparts; Facsimile Delivery	72
9.11	Time of the Essence	72

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INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Restated Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Opinion of Heller Ehrman LLP

Exhibit C	Form of Company Stockholder Merger Written Consent

Exhibit D	Form of Parachute Payment Waiver

Exhibit E	Form of Exchange Agent Agreement

Schedules

Schedule 1A	List of Company Board Stockholders

Schedule 1B	List of Company Support Stockholders

Schedule 2A	List of Founders

Schedule 2B	List of Key Other Employees

Schedule 3	List of Standard Form Agreements of the Company

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 19, 2006 (this “Agreement Date”) by and among (i) Entrust, Inc., a Maryland corporation (“Parent”), (ii) Blazing Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (iii) Business Signatures Corporation, a Delaware corporation (the “Company”), (iv) Amos Barzilay, an individual, as the Stockholder Representative, solely with respect to Article VI, Sections 7.4 and 7.5, Article VIII and Article IX hereof, (v) U.S. Bank National Association, as the Escrow Agent solely with respect to Article VI, Sections 7.4 and 7.5, Article VIII and Article IX hereof, and (vi) each of the Company Board Stockholders set forth on Schedule 1A hereto solely with respect to Sections 4.10, 7.4 and 7.5, Article VIII and Article IX hereof. All capitalized terms used herein shall have the meaning set forth in Article VIII hereto.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving corporation of the Merger.

B. Pursuant to the Merger, among other things, the issued and outstanding shares of Company Capital Stock shall be converted into the right to receive cash in the manner set forth herein.

C. The Company, Merger Sub and Parent desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

D. The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved this Agreement, the Merger and the transactions contemplated by this Agreement, and (iii) resolved to recommend that the Stockholders adopt and approve this Agreement and the transactions contemplated by this Agreement, and approve the Merger.

E. Promptly after the execution and delivery of this Agreement, the Company shall submit to each of the persons and entities identified in Schedule 1B (the “Company Support Stockholders”) an irrevocable written consent to Parent substantially in the form attached hereto as Exhibit C (the “Company Stockholder Merger Written Consent”), which Company Stockholder Merger Written Consent shall when executed (i) become effective without any further action on the part of Parent, Merger Sub, the Company or the Company Support Stockholders, and (ii) include and constitute the irrevocable approval of the Company Stockholders of (A) the Company Voting Proposal, (B) the escrow and indemnification obligations of the Company Stockholders set forth in Article VI hereof and the Escrow Amount into the Escrow Fund, and (C) the appointment of Amos Barzilay as the Stockholder Representative.

F. On or prior to the Closing, and as a material inducement to Parent’s willingness to enter into the Merger, (i) each of the individuals identified in Schedule 2A (each a “Founder” and collectively, the “Founders”) shall execute Offer Package Agreements with the Hiring Affiliate, in each case effective upon the Closing, and (ii) 70% of the individuals identified in Schedule 2B (each a “Key Other Employee” and collectively, the “Key Other Employees”) shall execute Offer Package Agreements with the Hiring Affiliate, in each case effective upon the Closing. The Founders and the Key Other Employees shall be collectively referred to herein as the “Key Employees.”

G. A portion of the consideration otherwise payable by Parent in connection with the Merger shall be placed in escrow by Parent, and the release of such amount shall occur upon the terms and conditions, all as set forth in Article VI of this Agreement.

AGREEMENT

In consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as promptly as practicable, but no later than three Business Days, following the satisfaction or waiver of the conditions set forth in Article V (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Wilson Sonsini Goodrich & Rosati, PC, 650 Page Mill Road, Palo Alto, California, unless another place or date is agreed to by Parent and the Company. The date upon which the Closing occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a properly executed Certificate of Merger satisfying the requirements of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become debts and liabilities of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form of Exhibit A until thereafter amended as provided by applicable Law and such Certificate of Incorporation.

(b) At the Effective Time, the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation until thereafter amended.

1.5 Directors and Officers. At the Effective Time and by virtue of the Merger, the director(s) of Merger Sub immediately prior to the Effective Time shall become the director(s) of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time and by virtue of the Merger, the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the Bylaws of the Surviving Corporation.

1.6 Merger Consideration; Effect on Capital Stock; Escrow.

(a) Allocation Certificate; Estimated Adjustments to Merger Consideration. At least one Business Day prior to the Closing Date, the Company shall deliver to Parent a certificate (the “Allocation Certificate”) of the Company signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, in form reasonably acceptable to Parent, certifying in his capacity as an officer of the Company and not in his individual capacity, in each case as of the Closing Date:

(i) (x) the identity, address and where available, taxpayer identification number, of each record holder of outstanding shares of Company Common Stock and the number of shares of Company Common Stock held by each such Stockholder and the respective certificate numbers, and, with respect to the shares of Company Series A Preferred Stock to be converted into shares of Company Common Stock immediately prior to the Effective Time and so included in the number of outstanding shares of Company Common Stock immediately prior to the Effective Time, the conversion price and the conversion rate used to convert such shares into shares of Company Common Stock, (y) the identity, address and where available, taxpayer identification number, of each record holder of outstanding shares of Company Preferred Stock, the number and class of shares of Company Preferred Stock held by each such Stockholder, the number of shares of Company Common Stock into which such shares of Company Preferred Stock are then convertible, the liquidation preference amount payable with respect to each share of Company Preferred Stock held by such holder and the aggregate liquidation preference amounts payable with respect to all shares of Company Preferred Stock held by such holder, and the respective certificate numbers, and (z) the identity, address and where available, taxpayer identification number, of each record holder of outstanding Company Stock Rights, the number of shares of Company Common Stock covered by the Company Stock Rights held by such holder, the exercise prices and vesting schedules thereof (including the number of shares to be vested as of the Closing Date because of acceleration in accordance with the terms of this Agreement), the number and type of shares of Company Common Stock subject to each Company Stock Right that will be exercisable as of the Closing, the respective option or warrant agreement numbers, and whether such Company Stock Right is qualified as an “incentive stock option” under Section 422 of the Code;

(ii) (w) a schedule of all Transaction Expenses incurred or to be incurred by the Company in connection with the Merger, whether or not paid, in each case accompanied by documentation therefor in reasonable detail; and (x) a schedule setting forth the Company Closing Net Asset Value, accompanied by supporting documentation therefor in reasonable detail; (y) a schedule setting forth the Company Closing Deferred Revenues, accompanied by supporting documentation therefor in reasonable detail;

(iii) (y) each Participating Holder’s Pro Rata Share of the Escrow Amount; and (z) the amount of the Closing Payment to be paid to each Participating Holder and the amount of any required withholding (if any) with respect to each such Participating Holder; and

(iv) the votes, amendments and approvals, if any, required in order to implement such allocations without breach of the rights of any holder of Company Capital Stock or Company Stock Rights or of any other Person;

which Allocation Certificate when approved by Parent, and subject to Article VI, shall be deemed the definitive allocation of Merger Consideration payable to the Participating Holders in connection with the Merger and the disbursement thereof.

(b) Closing Payment. The aggregate consideration to be paid by Parent to the Participating Holders at the Closing in connection with the Merger (the “Closing Payment”) shall be cash in the amount of 90% of the Maximum Merger Consideration. “Maximum Merger Consideration” means an amount equal to $50,000,000 (the “Base Amount”) plus the Exercised Options Proceeds, minus the following amounts:

(i) the Company’s Transaction Expenses;

(ii) if the Company Closing Net Asset Value is less than negative $1,100,000, the difference between negative $1,100,000 and the Company Closing Net Asset Value (the “NAV Shortfall”); provided that for purposes of this calculation the Transaction Expenses shall not be deemed to be liabilities, indebtedness or obligations that reduce the Company’s Closing Net Asset Value;

(iii) if the Company Closing Deferred Revenues are less than $1,400,000, the difference between $1,400,000 and the Company Closing Deferred Revenues (the “Deferred Revenue Shortfall”); and

(iv) Loan Repayment Amount.

(c) Escrow. At the Closing, Parent shall deposit with the Escrow Agent, cash in the amount of 10% of the Maximum Merger Consideration (the “Escrow Amount”), to provide a source of funding to the Indemnified Parties for any Losses for which they are entitled to be indemnified pursuant to Article VI. Such amount is referred to herein as the “Escrow Fund.” The Escrow Fund shall be held by the Escrow Agent pursuant to the escrow terms set forth in Article VI of this Agreement and shall be released in accordance with the terms and conditions thereof.

(d) Effect on Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Stockholders:

(i) each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto;

(ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, including shares of the Company’s Series A Preferred Stock which are converted into shares of Company Common Stock immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(d)(i) and any Dissenting Shares) shall be converted into the right to receive, upon surrender of the certificate therefor in accordance with this Agreement: (A) an amount in cash, without interest, equal to the quotient obtained by dividing (1) the Closing Common Payment by (2) Company Closing Common Stock Denominator (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(d)(i)); and (B) an amount in cash, without interest, equal to the quotient obtained by dividing (1) the Escrow Common Amount (if any) released pursuant to the terms set forth in Article VI of this Agreement by (2) the Company Closing Common Stock Denominator (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(d)(i) and Company Closing Vested Options) (collectively, the “Per Share Common Merger Consideration”);

(iii) each share of the Company’s Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be converted automatically into the right to receive upon surrender of the certificate therefor in accordance with this Agreement, (A) an amount in cash, without interest, equal to the Per Share Series C Closing Consideration; and (B) an amount in cash, without interest, equal to the Per Share Series C Escrow Consideration (if any) released pursuant to the terms set forth in Article VI of this Agreement (collectively, the “Per Share Series C Merger Consideration”); and

(iv) each share of the Company’s Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be converted automatically into the right to receive upon surrender of the certificate therefor in accordance with this Agreement, (A) an amount in cash, without interest, equal to the Per Share Series B Closing Consideration; and (B) an amount in cash, without interest, equal to the Per Share Series B Escrow Consideration (if any) released pursuant to the terms set forth in Article VI of this Agreement (collectively, the “Per Share Series B Merger Consideration”).

(e) Company Stock Rights. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Company Stock Rights, the following will occur:

(i) At the Effective Time, each outstanding Company Option under the Company Stock Plan, shall by virtue of the Merger be assumed by Parent. Each such Company Option so assumed by Parent under this Agreement and converted into an option (a “Parent Option”) for shares of Common Stock, par value $0.01, of Parent (“Parent Common Stock”) will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that: (i) the number of shares of Parent Common Stock for which each such Company Option will be exercisable shall be the product obtained by multiplying (1) the quotient obtained by dividing (x) the Per Option Value by (y) the average of the closing sale prices of Parent Common Stock on the Nasdaq National Market for the ten (10) consecutive trading days ending with the trading day that immediately precedes the Closing Date (the “Average Parent Stock Price”) by (2) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, rounded down to the nearest whole number of shares; and (ii) the per share exercise price of any such assumed Company Option shall be equal to the quotient obtained by dividing (A) the exercise price per share at which such Company Option was exercisable immediately prior to the Effective Time, by (B) the quotient obtained by dividing (x) the Per Option Value by (y) the Average Parent Stock Price, rounded up to the nearest whole cent.

(ii) Except as expressly set forth in Section 4.11(f), no acceleration of the Company Options shall take place as a result of the consummation of the Merger, and the vesting terms of the Parent Options shall be identical to the vesting terms of the Company Options. In all other respects, the Parent Options will be governed by the terms of the assumed Company Stock Plan and the Company’s applicable option agreement thereunder. Reasonably promptly after the Effective Time, and in any event within 10 Business Days after the Effective Time, the Parent Options will be covered by a registration statement on Form S-8 under the Securities Act, subject to Parent’s receipt of any necessary third-party auditor consents.

(iii) Each Expiring Unvested Company Option outstanding but not exercised as of immediately prior to the Effective Time shall be cancelled without any consideration effective at the Effective Time, and the holder thereof shall have no further rights on account thereof or any claim against the Company, Parent, the Merger Sub or any other Person on account of such cancellation.

(iv) Each Company Warrant outstanding but not exercised immediately prior to the Effective Time shall be cancelled without any consideration effective at the Effective Time, and the holder thereof shall have no further rights on account thereof or any claim against the Company, Parent, the Merger Sub or any other Person on account of such cancellation.

(v) Following the Effective Time, Parent will be able to grant stock awards, to the extent permissible by applicable law and Nasdaq regulations, under the terms of the Company Stock Plan or the terms of another plan adopted by Parent to issue the reserved but unissued shares of Company Common Stock under such Company Stock Plan and the shares that would otherwise return to such Company Stock Plan pursuant to the cancellation, termination or expiration of awards granted thereunder or upon the repurchase of shares previously acquired with respect to awards granted thereunder, except that (i) stock covered by such awards will be shares of Parent Common Stock, and (ii) all references to a number of shares of Company Common Stock will be changed to reference Parent Common Stock.

(f) Withholding Rights; Deductions from Consideration. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from any payment to any Person under this Agreement or any other Transaction Agreements (i) such amounts as it is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation with respect to the Merger or the exercise or settlement of any Company Stock Right or the vesting of restricted stock under the Code or any provision of state, local or foreign Tax Law, and (ii) the amount of any outstanding loans (including any accrued but unpaid interest thereof and any other amounts in respect thereof) owed by such Person to the Company as of the Closing. To the extent that amounts are so withheld or deducted by the Surviving Corporation or by Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by the Surviving Corporation or by Parent, as the case may be. Parent or the Surviving Corporation, as the case may be, shall pay over to the appropriate Governmental Entity any such amounts withheld under clause (i) of this paragraph.

(g) No Further Ownership Rights in Company Capital Stock. The cash amounts, if any, paid or payable upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(h) Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

1.7 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a Stockholder who demands and perfects appraisal rights for such shares in accordance with the DGCL or dissenters’ rights for such shares in accordance with California law, and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights or dissenters’ rights (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any portion of the Merger Consideration pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by the DGCL or California law.

(b) If any Stockholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect appraisal rights under the DGCL or dissenters’ rights under California law, as applicable, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares that were Dissenting Shares shall automatically be converted into and represent only the right to receive any portion of the Merger Consideration pursuant to and subject to Section 1.6 without interest thereon upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments or notices served pursuant to the DGCL or California law on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL or dissenters’ rights under California law. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisal of Company Capital Stock, or offer to settle any such demands.

1.8 Surrender of Certificates.

(a) Deposit of Funds. At the Closing, Parent shall deposit, for payment to the Participating Holders in accordance with the terms and conditions of this Agreement, an amount equal to the Closing Payment, with U.S. Bank National Association, which shall act as the exchange agent (the “Exchange Agent”) in connection with the Merger. A form of agreement with the Exchange Agent is attached hereto as Exhibit E.

(b) Exchange Procedures. If not delivered previously by the Company, within five (5) Business Days after the Closing, Parent or the Exchange Agent will deliver to each Participating Holder: (i) a letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock held by such Participating Holder or Derivative Instruments shall be effected, and risk of loss and title to such Certificates and Derivative Instruments shall pass, only upon delivery of such original Certificates and Derivative Instruments to Parent and shall be in such form and have such other provisions as Parent may specify and (ii) instructions for use in effecting the surrender of the Certificates or Derivative Instrument in exchange for the cash amount payable with respect thereto under this Agreement. The Letter of Transmittal shall indicate that applicable withholding Taxes with respect to the vesting of shares of Company Common Stock that are restricted stock will be withheld from the Merger Consideration otherwise payable to each Participating Holder who receives a payment upon the exchange of shares of Company Common Stock that are restricted stock, and that other amounts may be withheld from any Participating Holder in accordance with the terms of this Agreement. Following the Effective Time and delivery to the Exchange Agent of a duly completed and executed Letter of Transmittal, together with surrender of a Certificate (or Certificates) or a Derivative Instrument (or Derivative Instruments) for cancellation, as applicable, (x) the Participating Holder shall be entitled to receive in exchange therefor the portion of the Closing Payment to which such Participating Holder is entitled pursuant to Section 1.6, and (y) the Certificate(s) and Derivative Instrument(s) so surrendered shall be canceled. Following the Effective Time, until so surrendered, each outstanding Certificate and Derivative Instrument that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive that portion of the Merger Consideration or other consideration determined in accordance with this Article I.

(c) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Parent, the Surviving Corporation or any party hereto shall be liable for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificates or Derivative Instruments shall have been lost, stolen or destroyed, Parent shall cause the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificates, upon the delivery of an indemnity or surety bond, the portion of the Merger Consideration, Parent Options or other consideration required pursuant to Section 1.6. In such event, the Exchange Agent shall forward additional documentation and instructions necessary to be completed in order to effectively surrender the shares or securities represented by such lost, stolen or destroyed Certificate(s) (including instructions relating to the payment by the holder of such lost, stolen or destroyed Certificate of an indemnity or surety bond fee equal to 2% of the cash value of the shares or securities represented by such Certificate and a $60.00 handling fee).

1.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedules of the Company delivered to Parent and Merger Sub concurrently with the parties’ execution of this Agreement (the “Company Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and to the extent the relevance of such disclosures to other representations and warranties is readily apparent), and each of which disclosures shall also be deemed to be incorporated by reference into the representations and warranties made in this Article II), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the full corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as now proposed to be conducted by the Company. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in (i) each jurisdiction listed on Schedule 2.1(a), and (ii) each other jurisdiction in which the failure to so qualify or be licensed would result in a Company Material Adverse Effect. The Company has delivered a true and correct copy of the Company Certificate of Incorporation and its Bylaws, each as amended to date and in full force and effect, to Parent. The Company is not in violation of the Company Certificate of Incorporation or its Bylaws in any material respect. Schedule 2.1(b) lists every state or foreign jurisdiction in which the Company has facilities, maintains an office or has an Employee. Neither the Company nor its predecessors has conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, trade name or other name.

2.2 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement, the Certificate of Merger, and any other agreements, certificates or documents contemplated thereby or hereby (collectively with the Agreement, the “Transaction Agreements”) to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved the Transaction Agreements and the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the Stockholders adopt and approve this Agreement, each other Transaction Agreement and the transactions contemplated hereby and thereby, including the Merger. The Company has delivered or made available to Parent certified copies of the resolutions adopted by the Company Board approving this Agreement, the other Transaction Agreements and the Merger (collectively, the “Transaction Board Approvals”). The Transaction Board Approvals constitute all necessary corporate action on the part of the Company Board for the authorization, execution and delivery of this Agreement and the other Transaction Agreements by the Company and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby, and such approvals have not been revoked, rescinded or amended. The Company Support Stockholders constitute the voting power of the outstanding shares of the Company necessary to obtain the requisite Transaction Stockholder Approvals.

(b) This Agreement has been, and each of the other Transaction Agreements to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of the other Transaction Agreements they will at the Closing constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

2.3 No Conflict. The execution and delivery by the Company of this Agreement and each other Transaction Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, or result in the imposition or creation of any Lien upon any of the Company’s properties or assets (tangible or intangible) under (i) any provision of the Company Certificate of Incorporation or the Company’s Bylaws, (ii) any Company Contract, or (iii) any Law applicable to the Company or any of its properties or assets (whether tangible or intangible); except, in the case of subclauses (ii) and (iii) hereof, as would not, individually or in the aggregate, be reasonably likely to have material economic consequences to the Company. Schedule 2.3 sets forth all notices to, and all necessary consents, waivers and approvals of, parties to any Company Contract as are required thereunder in connection with the Merger, or for any such Company Contract to remain in full force and effect without limitation, modification or alteration (including payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Company Contracts had the transactions contemplated by this Agreement not occurred) after the Effective Time so as to preserve all rights of, and benefits to, the Company under such Company Contracts from and after the Effective Time.

2.4 Consents. Other than as set forth in Schedule 2.4, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”) is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such other consents, waivers, approvals, orders or authorizations of, or registrations, declarations or filings with Governmental Entities which, if not obtained, would not be material to the Company and would not prevent, delay or materially alter any of the transactions contemplated by this Agreement.

2.5 Subsidiaries. The Company does not own and has never otherwise owned, directly or indirectly, any capital stock of or any other equity interest in, or controlled, directly or indirectly, any other Person, and the Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

2.6 Company Capital Structure.

(a) As of this Agreement Date and after giving effect to the terms set forth in the next sentence, the authorized capital stock of the Company consists of: 32,700,000 shares of Company Common Stock, of which 11,280,139 shares are issued and outstanding, and 15,881,589 shares of Company Preferred Stock, of which (1) 1,877,777 shares are designated as Series A Preferred Stock, none of which are issued and outstanding, (2) 8,618,812 shares are designated as Series B Preferred Stock, 8,447,091 shares of which are issued and outstanding, and (3) 5,385,000 shares are designated as Series C Preferred Stock, 3,105,601 shares of which are issued and outstanding. Effectively immediately upon consummation of the Merger, (i) all of the 1,877,777 outstanding shares of Series A Preferred Stock of the Company shall convert into 1,877,777 shares of Company Common Stock, (ii) all outstanding convertible promissory notes of the Company shall convert into 2,076,866 shares of Series C Preferred Stock of the Company, (iii) all outstanding warrants to purchase shares of Series B Preferred Stock and Series C Preferred Stock of the Company shall be net exercised, and (iv) the Expiring Unvested Company Options shall be cancelled. The outstanding shares of Company Capital Stock, including all shares subject to the Company’s right of repurchase, are held of record by the Persons with the addresses and in the amounts and represented by the certificate numbers set forth on Schedule 2.6(a). All outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights or similar rights created by statute, the Company Certificate of Incorporation, the Bylaws of the Company or any Company Contract, and (ii) have been offered, sold and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws. Except as set forth on Schedule 2.6(a), there are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock.

(b) (i) Except for the Company’s 2002 Stock Plan, as amended (the “Company Stock Plan”), the Company has not ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for issuance of equity to any Person. The Company Stock Plan has been duly authorized, approved and adopted by the Company Board and the Stockholders and is in full force and effect. The Company has reserved for issuance to Employees of and consultants to the Company 3,682,116 shares of Company Common Stock under the Company Stock Plan, of which options to purchase 1,792,092 shares of Company Common Stock have been granted and are outstanding as of this Agreement Date (the “Company Options”). All outstanding Company Options have been offered, issued and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws, and in compliance with the terms and conditions of the Company Stock Plan. Schedule 2.6(b) sets forth for each outstanding Company Option, the name of the holder of such option, the domicile address of such holder, an indication of whether such holder is or was at any time an Employee of the Company, the date of grant or issuance of such option, the number of shares of Company Common Stock subject to such option, the exercise price of such option, the vesting schedule for such option, including the extent to which such option is vested as of July 17, 2006 and whether and to what extent the exercisability of such option will be accelerated and become exercisable as a result of the transactions contemplated by this Agreement.

(ii) Prior to the net exercise of all Company Warrants as of this Agreement Date, the Company had issued and outstanding warrants (each a “Company Warrant”) for the purchase of an aggregate of 257,577 shares of the Company’s Series B Preferred Stock and 302,561 shares of the Company’s Series C Preferred Stock. All Company Warrants were offered, issued and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws. Schedule 2.6(b) sets forth for each outstanding Company Warrant prior to the net exercise thereof, the name of the holder of such

Company Warrant, the domicile address of such holder, an indication of whether such holder is or was at any time an Employee of the Company, the date of grant or issuance of such Company Warrant, the number of shares of Company Common Stock subject to such Company Warrant, the exercise price of such Company Warrant, the vesting schedule for such Company Warrant, including the extent to which such Company Warrant is vested as of this Agreement Date and whether and to what extent the exercisability of such Company Warrant will be accelerated and become exercisable as a result of the transactions contemplated by this Agreement.

(iii) Except for the Company Options and Company Warrants, there are no Company Stock Rights or agreements of any character, written or oral, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Capital Stock or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Company Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

(c) Except for the Company’s Amended and Restated Investors’ Rights Agreement dated as of April 6, 2006, Company’s Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of April 6, 2006, the Company’s Amended and Restated Voting Agreement dated as of April 6, 2006 and the Voting Agreement dated as of October 14, 2004 between the Company, Peakstone Corporation and certain holders of Company Capital Stock (collectively, the “Company Rights Agreements”), there are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company to which the Company is a party, by which the Company is bound, or of which the Company has Knowledge, or (ii) agreements or understandings to which the Company is a party, by which the Company is bound, or of which the Company has Knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Capital Stock. The execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby does not implicate any rights or obligations under any of the Company Rights Agreements that have not been complied with or waived as of the Effective Time. The holders of Company Capital Stock and Company Stock Rights have been or will be properly given, or shall have properly waived, any required notice prior to the Merger.

2.7 Company Financial Statements and Internal Controls.

(a) Schedule 2.7 sets forth (i) the unaudited balance sheets and the related unaudited statements of operations, stockholders equity (deficit) and cash flows of the Company for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005, and for the fiscal quarter ended March 31, 2006, and (ii) the unaudited balance sheet of the Company as of April 30, 2006 (the “Company Balance Sheet,” and April 30, 2006 being the “Balance Sheet Date”) and the related statements of operations and cash flows of the Company for the four-month period then ended (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements are accurate and complete and have been prepared in accordance with generally accepted accounting principles effective in the United States (“GAAP”) applied on a basis consistent throughout the periods indicated and consistent with each other, except for the absence of journal entries related to stock compensation, beneficial conversion features related to the Company’s outstanding convertible promissory notes and the recording of interest thereon, and footnotes with respect to the unaudited financial statements referred to in items (i) and

(ii) above. The Company Financial Statements fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and during the periods indicated therein, subject to normal year-end adjustments, which are not material in amount or significance.

(b) The Company has in place systems and processes that are customary for a company at the same stage of development as the Company that are designed to (i) provide reasonable assurances regarding the reliability of the Company Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Company Financial Statements (such systems and processes are herein referred to as the “Controls”). Neither the Company nor, to the Company’s Knowledge, any Employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the Controls or the Company Financial Statements. To the Company’s Knowledge, there have been no instances of fraud, whether or not material, that involve the management or operations of the Company or the preparation of the Company Financial Statements, which occurred during any period covered by the Company Financial Statements.

(c) To the Company’s Knowledge, no Employee has provided information to any Governmental Entity regarding the commission of any crime or the violation of any Law applicable to the Company or any part of its operations.

(d) During the periods covered by the Company Financial Statements, the Company’s external auditor, if any, was independent of the Company and the Company’s management. Schedule 2.7(d) sets forth any and all reports by the Company’s external auditors to the Company’s board of directors, or any committee thereof, or the Company’s management concerning any of the following and pertaining to any period covered by the Company Financial Statements: critical accounting policies; the Controls; significant accounting estimates or judgments; alternative accounting treatments; and any required communications with the Company’s board of directors, or any committee thereof, or with management of the Company.

(e) The Company has in place a revenue recognition policy consistent with GAAP.

2.8 Liabilities.

(a) The Company does not have (i) any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected as a liability in Company Financial Statements in accordance with GAAP), that (A) exceeds $50,000 individually or $250,000 in the aggregate and (B) has not (x) been reflected or reserved against in the Company Balance Sheet, (y) arisen in the ordinary course of the Company’s business consistent with past practices since the Balance Sheet Date or (z) incurred pursuant to or in connection with the execution, delivery or performance of this Agreement; or (ii) any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(b) Schedule 2.8(b) sets forth an accurate and complete breakdown of (i) the aging of the accounts payable of the Company as of the Balance Sheet Date; (ii) any customer deposits or other deposits held by the Company as of this Agreement Date; and (iii) all notes payable and other indebtedness of the Company as of this Agreement Date.

(c) All accounts payable of the Company as of the Balance Sheet Date are reflected on the Company Financial Statements. All accounts payable of the Company that arose after the Balance Sheet Date for which the Company has received an invoice have been recorded in accounts payable, and all other accounts payable have been estimated and recorded, on the accounting books and records of the Company. All outstanding accounts payable of the Company represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company. Since the Balance Sheet Date, the Company has paid all of its accounts payable when due in the ordinary course of business consistent with past practices and has not delayed or renegotiated payment of, or refused to pay, any of its accounts payable, except consistent with its past practices.

(d) The Company has not, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, or (v) been convicted of, or pleaded guilty or no contest to, any felony. To the Company’s Knowledge, none of its current officers, directors or Key Employees has been convicted of, or pleaded guilty or no contest to, any felony.

(e) The Company is not, nor has been, a party to any agreement whereby it has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of, any material obligation or other liability of any Person (other than the Company).

2.9 Absence of Certain Changes. Except as set forth in Schedule 2.9, since the Balance Sheet Date there has not been, occurred or arisen any:

(a) transaction by the Company except in the ordinary course of business and consistent with past practices;

(b) amendments or changes to the Company Certificate of Incorporation or Bylaws;

(c) capital expenditure or capital commitment by the Company in any amount in excess of $50,000 in any individual case or $250,000 in the aggregate;

(d) payment, discharge or satisfaction, in any amount in excess of $50,000 in any one case, or $250,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company), other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against in the Company Balance Sheet;

(e) damage to or loss of any material assets, business or customer of the Company (whether or not covered by insurance);

(f) work stoppage, labor strike or other labor trouble, or any material action, suit, claim, labor dispute or grievance relating to any labor, employment or safety matter involving the Company, including charges of wrongful discharge, discrimination, wage and hour violations, or other unlawful labor or employment practices or actions;

(g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company;

(h) material revaluation by the Company of any of its assets, including the writing down of the value of inventory or writing off of notes or accounts receivable;

(i) except as expressly contemplated by this Agreement, (x) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock, or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Capital Stock, other than (1) repurchases of Company Capital Stock from current or former Employees, consultants or other Persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares at cost upon the termination of employment or other services, or (2) upon the exercise of a right of first refusal in favor of the Company; (y) any split, combination or reclassification of any Company Capital Stock; or (z) any issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for, any Company Capital Stock;

(j) except as expressly contemplated by this Agreement, increase in the salary or other compensation payable or to become payable by the Company to any of its Employees, consultants, contractors or advisors, whose annual salary or compensation is currently in excess of $100,000, including the modification of any existing compensation or equity arrangements with such individuals (including any repricing of any Company Stock Rights or any amendment of any vesting terms related thereto held by such individuals), or the declaration, payment or commitment or obligation of any kind for the payment by the Company of a bonus or other additional salary or compensation to any such Person, in each case except in the ordinary course of business and consistent with past practices;

(k) except as expressly contemplated by this Agreement, employee terminations or layoffs, and the Company has preserved intact and kept available the services of its Employees, in each case in accordance with past practice, it being understood that termination of Employees with poor performance ratings or for cause shall not constitute a violation of this clause (k);

(l) except as expressly contemplated by this Agreement, (i) grant of any severance or termination pay (whether in cash, stock or property) to any Employee, except payments made pursuant to written agreements outstanding on this Agreement Date and as disclosed in the Company Disclosure Schedule, (ii) adoption or amendment of any employee benefit plan or severance plan (except as required by applicable Law), or (iii) entering into any employment contract or extension of any employment offer, in each case except in the ordinary course of business and consistent with past practices;

(m) entering into of any Company Contract (including any strategic alliance, joint development or joint marketing agreement or any loan agreement or instrument), any termination, extension, amendment or modification of the terms of any Company Contract or any waiver, release or assignment of any material rights or claims thereunder, in each case except in the ordinary course of business and consistent with past practices;

(n) sale, lease or other disposition of any of the material properties of the Company, or creation of any material Lien in such assets or properties, except sales of inventory or licenses in the ordinary course of business and consistent with past practices;

(o) loan by the Company to any Person, incurrence by the Company of any indebtedness for borrowed money, guarantee by the Company of any indebtedness for borrowed money, issuance or sale of any debt securities of the Company or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with past practices;

(p) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, except in the ordinary course of business and consistent with past practices;

(q) commencement, or notice or written threat of commencement, of any lawsuit or legal proceeding against or formal investigation of the Company or its affairs, or commencement or settlement of any litigation by the Company;

(r) (i) transfer or sale by the Company of any rights to the Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business consistent with past practices that do not include any rights with respect to source code), distribution agreement (other than non-exclusive agreements entered into by the Company in the ordinary course of business consistent with past practices), reseller agreement (other than non-exclusive agreements entered into by the Company in the ordinary course of business consistent with past practices), security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any third Person, (ii) purchase or other acquisition of any Intellectual Property or entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any Person (other than in the ordinary course of business and consistent with past practices), (iii) material change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company, or (iv) entering into, or amendment of, any agreement with respect to the development of any Intellectual Property by, with or for a third party, other than consultants providing services to the Company in the ordinary course of business;

(s) material agreement, or modification to any material agreement, pursuant to which any Person was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products, services or technology of the Company;

(t) except as set forth in Schedule 2.6(b), issuance, grant, delivery or sale (or authorization of the same) by the Company of any Company Capital Stock, any Company Options, any Company Warrants, or any other Company Stock Right;

(u) event, occurrence, change, effect or condition of any character, which individually or in the aggregate, has had or reasonably could be expected to have a Company Material Adverse Effect; or

(v) agreement by the Company, or, to the Company’s Knowledge, any Employees thereof, to do any of the things described in the preceding clauses (a) through (u) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and the other Transaction Agreements).

2.10 Accounts Receivable. Schedule 2.10 lists all accounts receivable of the Company as of the Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since being invoiced. All of the accounts receivable of the Company represent bona fide transactions that arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied and, to the Company’s Knowledge, will be good and collectible in full within 90 days of the Closing Date, except to the extent of any reserve for uncollectible accounts receivable set forth on the most recent balance sheet included in the Company Financial Statements. No Person has any Lien on any accounts receivable of the Company, and no request or agreement for any material deduction or discount has been made with respect to any accounts receivable of the Company.

2.11 Restrictions on Business Activities. There is no Company Contract (non-competition or other) or judgment, injunction, order or decree to which the Company is a party or to which any of its property is subject or which is otherwise binding upon the Company, that has had or could reasonably be expected to have the effect of prohibiting, impairing or limiting any business or business practice of the Company, any acquisition of property by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete or do business with any Person, in each case whether arising as a result of a change in control of the Company or otherwise. Without limiting the generality of the foregoing, the Company has not (i) entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market, or (ii) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market.

2.12 Real Property; Leases.

(a) None of the real property used or occupied by the Company, together with all buildout, fixtures and improvements created thereon (“Company Real Property”), is owned by the Company, nor has the Company ever owned any real property. All of the Company Real Property is leased or subleased by the Company, or the Company has an interest in such Company Real Property pursuant to a warehousing, license or occupancy agreement.

(b) Schedule 2.12(b) sets forth all leases, subleases and other agreements pursuant to which the Company derives its rights in the Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto, and the current aggregate monthly rent.

(c) The Leases are in full force and effect and there does not exist under any such Lease any default by the Company or, to the Company’s Knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a default by the Company or, to the Company’s

Knowledge, by any other Person. The Company has delivered or made available to Parent complete copies of all Leases, including all amendments and agreements related thereto, and the Leases constitute the entire agreement between the Company and each landlord or sublandlord with respect to the Company Real Property. All rent and other charges currently due and payable under the Leases have been paid.

(d) The Company is the holder of the tenant’s interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder. The Company has not made any alterations, additions or improvements to the premises leased under the Leases that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable Lease term. The Company owns all trade fixtures, equipment and personal property located in the premises leased under the Leases and the landlords thereunder have no Lien thereon or claim thereto.

2.13 Assets; Absence of Liens.

(a) Schedule 2.13(a) accurately identifies all equipment, materials, tangible prototypes, tools, supplies, vehicles, furniture, fixtures, improvements and other tangible assets of the Company with an individual book value of greater than $50,000, and accurately sets forth the original cost and book value of each such asset.

(b) The Company has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its tangible properties, used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financial Statements and except for Liens for ad valorem Taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially interfere with the present use, of the property subject thereto or affected thereby.

(c) All facilities, machinery, equipment, fixtures, vehicles, and other tangible properties owned, leased or used by the Company (i) are adequate for the conduct of the business of the Company as currently conducted, (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all material respects with, and are being operated and otherwise used in compliance in all material respect with, all applicable Law.

(d) The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not result in the imposition of any material Liens upon or with respect to any of the tangible properties of the Company.

2.14 Intellectual Property.

(a) (i) Schedule 2.14(a) lists: (A) all Company Registered Intellectual Property, (B) all products and services that are currently sold, published, offered, or under development by the Company, and (C) all licenses, sublicenses and other agreements pursuant to which any Person is authorized to Use any of the Company Intellectual Property or exercise any rights with respect thereto, except such agreements entered in the ordinary course that do not materially deviate from the Company’s standard form of agreements listed on Schedule 3 hereto.

(ii) The Company is current in its compliance with all requirements of the United States and foreign patent offices or applicable Governmental Entities to maintain the Company Patents, including payment of all required fees to such offices or agencies. The Company has no Knowledge of any prior art references or prior public uses, sales, offers for sale or disclosures which could invalidate the Company Patents or any claim thereof, or of any conduct the result of which could render the Company Patents or any claim thereof invalid or unenforceable.

(iii) The original, first and joint inventors of the subject matter claimed in the patents and patent applications included in the Company Registered Intellectual Property (the “Company Patents”) are properly represented in the Company Patents.

(b) Each item of Company Intellectual Property is either: (i) owned solely by the Company free and clear of any Liens, or (ii) rightfully Used and authorized for Use by the Company and its permitted successors pursuant to a valid and enforceable written license. All of the Company Intellectual Property that is Used by the Company pursuant to a license or other grant of a right by a third party to Use its proprietary information is separately identified as such in Schedule 2.14(b), except for generally commercially available computer software, such as “off the shelf” or “shrink-wrap” software, for a cost of not more than $5,000 for a perpetual license for a single user or work station. The Company has all rights in the Company Intellectual Property necessary to carry out the Company’s activities as currently conducted, including rights to Use the Company Intellectual Property in all geographic locations and fields of use in which the Company currently conducts its business.

(c) The Company is in material compliance with and has not materially breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any license, sublicense or other agreement to which the Company is a party or is otherwise bound relating to any of the Company Intellectual Property, nor does the Company have Knowledge of any event or occurrence that could reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both). Each such agreement is in full force and effect, and the Company is not in default thereunder, nor to the Company’s Knowledge is any party obligated to the Company pursuant to any such agreement in default thereunder. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than fees, royalties or payments which the Company would otherwise have been required to pay had the transactions contemplated by this Agreement not occurred. The Company is not obligated to provide any consideration (whether financial or otherwise) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of rights by the Company or the Surviving Corporation, as successor to the Company, in the Company Intellectual Property.

(d) The operation of the business of the Company as it is currently conducted or is contemplated to be conducted by the Company, including the products and services of the Company, does not and will not infringe any other Person’s copyright, trade secret rights, right of privacy, right in personal data, moral right, patent, trademark, service mark, trade name, firm name, logo, trade dress, mask work or other intellectual property right, or give rise to any claim of unfair competition. The Company has received no claims asserting that such operation of the Company’s business, or any product or service of the Company, or Company Intellectual Property, infringes any intellectual property right of any other Person, nor, to the

Company’s Knowledge, are any such claims threatened by any Person nor, to the Company’s Knowledge, does there exist any valid basis for such a claim. To the Company’s Knowledge, no funds or facilities of any Governmental Entity, college or university were used in the development of Company Intellectual Property. The Company is not aware of any (i) legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Intellectual Property, other than review of pending patent and trademark applications, or (ii) any information indicating that such proceedings are threatened or contemplated by any Governmental Entity or any other Person. All Company Registered Intellectual Property (other than applications that have not yet been granted or registered) is valid and subsisting. To the Company’s Knowledge, there is no material unauthorized Use, infringement, or misappropriation of any Company Intellectual Property by any third party or Employee.

(e) The Company has secured from all parties (including Employees) who have created any portion of, or otherwise have any rights in or to, the Company Intellectual Property owned by the Company valid and enforceable written assignments of any such work, invention, improvement or other rights to the Company and has provided true and complete copies of such assignments to Parent.

(f) The transactions contemplated under this Agreement will not alter or impair any rights of the Company in any Company Intellectual Property.

(g) The Company has taken commercially reasonable measures to protect the proprietary nature of the Company Intellectual Property and to maintain in confidence all trade secrets and confidential information owned or used by the Company.

(h) No Company product or service contains any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Company’s Knowledge, none of the Company’s products or services contains any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine which causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any party.

(i) Schedule 2.14(i) provides a brief description of any present or future royalty or payment obligations for any Intellectual Property of third Persons.

(j) Except as set forth on Schedule 2.14(j), no Publicly Available Software has been embedded in, distributed with or used in the development of any Company product or service. The Company has not used Publicly Available Software in whole or in part in the former, current or currently planned development of any Company product or service, nor licensed or distributed to any Person any combination of Publicly Available Software and Company product or service, in a manner that may (i) require, or condition the use or distribution of any Company Intellectual Property on the disclosure, licensing or distribution of any source code for any portion of such Company Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company to use or distribute any Company product or service in any manner.

(k) None of the Company’s professional services agreements with its customers, agreements with merchants, agreements with outside consultants for the performance of professional services on the behalf of the Company or any of its customers, nor any agreement or license with any end user or reseller of the Company’s products, confers upon any Person other than the Company the ownership of any Intellectual Property developed in connection with such agreement or license.

(l) The Company has not transferred ownership of, or granted any exclusive license with respect to, any Company Intellectual Property to any Person.

(m) The Company has not participated in any standards setting activities or joined any standards setting organizations that would affect the proprietary nature of the Company Intellectual Property or restrict the ability of the Company to enforce, license, or exclude others from using the Company Intellectual Property.

(n) The Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any of the Company Intellectual Property or any Intellectual Property that was formerly Company Intellectual Property, except for indemnities contained in those Company agreements listed in Schedule 2.14(n).

(o) Schedule 2.14(o) lists each agreement pursuant to which the Company is obligated to provide support, development, implementation or other similar professional services (the “Support Agreements”). Except for the nonstandard support agreements specified as such in Schedule 2.14(o), all of the Support Agreements are in all respects in the form of the agreement identified as the Standard Support Agreement set forth in Schedule 2.14(o) (the “Standard Support Agreement”). The Company is not obligated to provide to any Person any development, training or other professional services that do not constitute ordinary support obligations pursuant to the terms of the Standard Support Agreement. The versions of the Products currently supported by the Company are set forth on Schedule 2.14(o). The Company has not granted any other Person the right to furnish support or maintenance services with respect to the Company Products to any other Person. To the Company’s Knowledge, there are no support obligations binding the Company under any Support Agreement that cannot be satisfied by use of the personnel presently employed by the Company and the Company’s properties.

2.15 Product Warranties; Defects; Liabilities; Services.

(a) Each product (including any software product) manufactured, sold, licensed, leased or delivered by the Company (the “Company Products”) is in material conformity with the specifications for such Company Product, all applicable contractual commitments made by the Company and all applicable express and implied warranties made by the Company. The Company does not have any material liability or material obligation (and to the Company’s Knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any liability or obligation) for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice. No Company Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or beyond that implied or imposed by applicable Law. Schedule 2.15 includes a copy of the standard terms and conditions of sale, license, or lease for each of the Company Products.

(b) All services provided by the Company to any third party (“Services”) are and have been performed in conformity with the terms and requirements of all applicable warranties and other Company Contracts and, to the Company’s Knowledge, with all applicable Laws. There is no material claim pending or, to the Company’s Knowledge, threatened against the Company relating to any Services and, to the Company’s Knowledge, there is no reasonable basis for the assertion of any such material claim.

2.16 Company Contracts.

(a) Schedule 2.16 sets forth each Company Contract, including:

(i) any commission or sales agreement with an Employee, individual consultant or salesperson, or under which a firm or other organization provides commission or sales-based services to the Company, that is not listed on Schedules 2.26(b) or 2.26(c);

(ii) any surety bond or completion bond;

(iii) any material agreement of indemnification or guaranty to any Person other than pursuant to a Standard Form Agreement;

(iv) any agreement relating to capital expenditures and involving future payments in excess of $50,000;

(v) any agreement relating to the disposition of assets in excess of $50,000 or any material interest in any business enterprise outside the ordinary course of the Company’s business or any agreement relating to the acquisition of assets in excess of $50,000 or any interest in any business enterprise;

(vi) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit;

(vii) any purchase order or contract (including for services) involving $50,000 or more;

(viii) any joint marketing (including any pilot program), development, content provider, data-sharing, destination site or merchant agreement;

(ix) any joint venture, partnership, strategic alliance or other agreement involving the sharing of profits, losses, costs or liabilities with any Person or data-sharing arrangement relating to any product or service;

(x) any agreement pursuant to which the Company has granted or may be obligated to grant in the future, to any Person, a source code license or option or other right to use or acquire source code, including any agreements which provide for source code escrow arrangements;

(xi) any sales representative, dealer, original equipment manufacturer, value added re-seller, remarketer or other agreement for distribution of the Company’s products or services, or the products or services of any other Person;

(xii) any agreement pursuant to which the Company has advanced or loaned any amount to any Stockholder of the Company or any Employee or consultant thereof, other than business travel advances in the ordinary course of business consistent with past practice;

(xiii) any commitment to any customer or third party to deliver products or services, including all end-user licenses; or

(xiv) any agreement that involves $50,000 or more or is not cancelable by the Company without penalty within 60 days.

(b) Each Company Contract is in full force and effect. The Company is in compliance with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any such Company Contract, nor does the Company have Knowledge of any event or occurrence that would constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both) or Knowledge of any default by any third party.

2.17 Change of Control Payments. Schedule 2.17 sets forth (i) each plan, agreement or arrangement pursuant to which any cash amounts may become payable (whether currently or in the future including upon any future end of employment) to current or former Employees of the Company as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement or the other Transaction Agreements, and (ii) a summary of the nature and amounts that may become payable pursuant to each such plan, agreement or arrangement.

2.18 Interested Party Transactions.

(a) To the Company’s Knowledge, no officer, director or Affiliate of the Company (nor any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest), has or has had, directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company furnishes or sells, or proposes to furnish or sell, or (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company, any goods or services or (iii) a beneficial interest in any Company Contract; provided, however, that ownership of no more than 1% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest” or “beneficial interest” in any entity for purposes of this Section 2.18.

(b) There are no receivables of the Company owed by any Employee or consultant to the Company (or any ancestor, sibling, descendant, or spouse of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Company’s Stockholders has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company.

2.19 Compliance with Laws. The Company is in compliance in all material respects with, and is not in material violation of, any Law; provided that the foregoing shall not be deemed to cover any compliance with or violations of Laws that are explicitly covered in another representation or warranty of the Company in this Article II. The Company has not received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, any Law; provided that the foregoing shall not be deemed to cover any compliance with or violations of Laws that are explicitly covered in another representation or warranty of the Company in this Article II. The Company Real Property is in compliance in all material respects with applicable Laws and the Company has not received written notice from any Governmental Entity or other Person of the failure of any of the Company Real Property to comply with applicable Laws. The Company is in material compliance with its stated privacy policies contained on any websites maintained by or on behalf of the Company and, to the Company’s Knowledge, all applicable privacy and anti-SPAM Laws.

2.20 Litigation. There is no action, suit, proceeding or investigation pending or, to the Company’s Knowledge, threatened against the Company or any of its properties or assets. To the Company’s Knowledge, there is no action, suit, proceeding or investigation pending or threatened with respect to any of its Employees, in their capacity as Employees of the Company, or affecting or related to activities or operations of the Company or otherwise involving any matters of fraud, sexual harassment or moral turpitude regarding such Employees. No Governmental Entity has at any time challenged or questioned the legal right of the Company to conduct its operations as presently or previously conducted or as presently proposed to be conducted by the Company and neither the Company nor its properties is subject to any order that materially impairs the Company’s ability to operate. Schedule 2.20 lists each action, suit or proceeding that is currently pending against the Company and includes a brief background of each such proceeding and the status or outcome of each such proceeding.

2.21 Insurance. Schedule 2.21 sets forth all insurance policies and fidelity bonds covering the properties, business, operations, or Employees of the Company or any Affiliate thereof, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no material claim by the Company or any Affiliate thereof pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. There is no pending claim that will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company and its Affiliates are otherwise in material compliance with the terms of such policies and bonds. The Company has no Knowledge of a threatened termination of, or premium increase with respect to, any of such policies. None of the Company or any Affiliate of either has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

2.22 Minute Books; Records. The corporate minutes of the Company made available to counsel for Parent contain complete and accurate records of all actions taken, and summaries of all meetings held, by the Stockholders and the board of directors of the Company (and any committees thereof) since the time of incorporation of the Company. The books, records and accounts of the Company are true, complete and correct in all material respects, and accurately and fairly reflect the material transactions and dispositions of the assets of the Company.

2.23 Environmental Matters.

(a) Hazardous Material. The Company has not: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) released any substance that has been designated by any Governmental Entity or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the federal Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws (a “Hazardous Material”), except as would not reasonably be expected to result in material liability to the Company, but excluding office and janitorial supplies properly and safely maintained. To the Company’s Knowledge, no Hazardous Materials are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company as at any time owned, operated, occupied or leased, except as would not reasonably be expected to result in material liability to the Company.

(b) Hazardous Materials Activities. The Company has not transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials or products containing Hazardous Materials in violation of any Law, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”), in violation of any Law promulgated to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(c) Permits. The Company currently holds all Company Authorizations necessary for the conduct of its Hazardous Material Activities and other business as such activities and business are currently being conducted and as currently proposed to be conducted by the Company.

(d) Environmental Liabilities. No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s Knowledge, threatened, concerning any Company Authorization, Hazardous Material or any Hazardous Materials Activity of the Company. The Company is not aware of any fact or circumstance which could involve the Company in any environmental litigation or impose upon the Company any environmental liability. The Company is not aware of any fact or circumstance which could result in any environmental liability which could reasonably be expected to result in a material and adverse effect on the business or financial status of the Company. The Company has not entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of environmental Laws or the Hazardous Materials Activities of the Company.

2.24 Brokers’ and Finders’ Fees. The Company has not incurred, nor will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the other Transaction Agreements.

2.25 Employee Benefit Plans.

(a) Schedule. Schedule 2.25(a) sets forth each Company Employee Plan. The Company does not have any stated plan, intention or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by Law or to conform any such Company Employee Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan.

(b) Documents. The Company has previously provided to Parent (i) correct and complete copies of all documents embodying or relating to each Company Employee Plan, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters and rulings relating to Company Employee Plans and copies of all applications and correspondence (including specifically any correspondence regarding actual or potential audits or investigations) to or from the IRS, DOL or any other Governmental Entity with respect to any Company Employee Plan, (vii) all material written agreements and contracts relating to each Company Employee Plan, including fidelity or ERISA bonds, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company and which are not reflected in the current summary plan description and plan document; (ix) all forms and notices relating to the provision of post-employment continuation of health coverage; (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries of each Company Employee Plan; (xi) all discrimination and qualification tests, if any, for each Company Employee Plan for the most recent plan year; and (xii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

(c) Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable Law, including ERISA and the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has either received a favorable determination letter or opinion letter from the IRS with respect to such Company Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the so called “GUST” and EGTRRA legislation, or has a period of time remaining under applicable Treasury regulations or IRS pronouncements in which to apply for and obtain such a letter or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; (iii) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any

Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the Company’s Knowledge, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Company, Parent or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) all annual reports and other filings required by the DOL or the IRS have been timely made; (viii) neither the Company or any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 501(i) of ERISA or Section 4975 through 4980D of the Code; and (ix) no Company Employee Plan is sponsored or maintained by any Co-Employer.

(d) Plan Status. None of the Company or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has incurred, nor do they reasonably expect to incur, any liability with respect to any transaction described in Section 4069 of ERISA. No Company Employee Plan is a Multiple Employer Plan as defined in Section 210 of ERISA. No amounts are includable in income for any Employee by operation of Code Section 409A and all Company Employee Plans have been operated in good faith compliance with Code Section 409A and the regulatory guidance thereunder.

(e) Multiemployer Plans. At no time has the Company or any ERISA Affiliate contributed to or been requested to contribute to any “multiemployer plan”, as defined in Section 3(37) of ERISA.

(f) No Post-Employment Obligations. No Company Employee Plan provides, nor does the Company have any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon or after his or her retirement or termination of employment for any reason, except as may be required by Law, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon or after their retirement or termination of employment, except to the extent required by Law.

(g) Effect of Transaction.

(i) Other than as contemplated pursuant to Section 4.11(f) hereof, the execution and delivery by the Company of this Agreement and other Transaction Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not , either alone or in combination with subsequent events, conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Company Employee Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(ii) No payment or benefit, whether under a Company Employee Plan, an agreement or otherwise which will or may be made by the Company or Parent or any of their respective Affiliates with respect to any Employee resulting from this transaction will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

(h) No International Company Employee Plans. Neither the Company nor any ERISA Affiliate has adopted or established, and neither the Company nor any ERISA Affiliate maintains or administers, whether informally or formally, any Company Employee Plan for the benefit of any Employees who perform services outside the United States, or with respect to which the Company or any ERISA Affiliate will or may have any liability.

2.26 Employment Matters.

(a) Schedule 2.26(a) sets forth, with respect to each Employee (including any Employee who is on a leave of absence, sick leave, disability leave or on layoff status subject to recall) (i) the name of such Employee and the date as of which such Employee was originally hired by the Company, and whether the Employee is on an active or inactive status; (ii) such Employee’s title; (iii) such Employee’s annualized compensation as of this Agreement Date, including base salary, vacation or paid time off accrual amounts, bonus or commission potential, severance pay potential, and any other compensation forms; (iv) each current benefit plan in which such Employee participates or is eligible to participate; (v) any governmental authorization, permit or license that is held by such Employee and that is used in connection with the Company’s business; and (vi) whether the Employee has executed the Company’s standard form nondisclosure, confidentiality and assignment of inventions agreement.

(b) Schedule 2.26(b) contains a list of individuals who are currently performing services for the Company and are classified as “consultants” or “independent contractors,” the respective compensation of each such “consultant” or “independent contractor” and whether the Company is party to a consulting or independent contractor agreement with the individual. Any such agreements have been delivered to Parent and are set forth on Schedule 2.26(b). Any Persons now or heretofore engaged by the Company as independent contractors, rather than Employees, have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time Employees are or were at the relevant time entitled, and were and have been engaged in accordance with all applicable Laws.

(c) Each Employment Agreement is set forth on Schedule 2.26(c) and a copy of each Employment Agreement and any amendment thereto has been provided to Parent. Except as set forth in Schedule 2.26(c), the employment of each of the Employees is terminable by the Company at will.

(d) The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, employment policy statements, Employment Agreements, and other materials relating to the employment of the current employees.

(e) (i) None of the Company’s Employees have given the Company notice or any other communication terminating his or her employment with the Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company or in connection with the transactions contemplated by this Agreement, or expressed or otherwise indicated that he or she will not accept employment with Parent; (ii) the Company does not have a present intention to terminate the employment of any current employee; (iii) to the Company’s Knowledge, no Employee, consultant or contractor is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement, any other restrictive covenant or other contract with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which has or could reasonably be expected to have material economic consequences on (A) the performance by such Person of any of his or her duties or responsibilities for the Company, or (B) the Company’s business or operations; (iv) to the Company’s Knowledge, no current Employee, contractor or consultant is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee, contractor or consultant to be employed or retained by the Company, as the case may be; and (v) the Company is not nor ever has ever been engaged in any dispute or litigation with an Employee regarding Intellectual Property matters.

(f) The Company is not presently, nor has it been in the past, a party to or bound by any union contract, collective bargaining agreement or similar contract. The Company does not have any Knowledge of any activities or proceedings of any labor union to organize any Employees.

(g) The Company is not presently engaged or has ever been engaged in any unfair labor practice of any nature, that, if adversely determined, would result in any material liability to the Company. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company or any Employees. There is not now pending and, to the Company’s Knowledge, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute, nor has any event occurred, nor does any condition or circumstance exist, that could reasonably be expected to directly or indirectly give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(h) The Employees have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any applicable Law. The Company is not delinquent to, nor has it failed to pay, any of its Employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(i) The Company does not have an established severance pay practice or policy. Except as set forth in Schedule 2.26(i), (i) the Company is not liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, program of the Company, applicable Law or otherwise; and (ii) as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any Persons employed by the Company on or prior to the Closing Date, the Company will not have (A) any liability that exists or arises, or may be deemed to exist or arise, under any Company’s benefit or severance policy, practice, agreement, plan, program, Law applicable thereto or otherwise, including severance pay, bonus compensation or similar payment, or (B) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee (other than as contemplated pursuant to Section 4.11(f) hereof). Accordingly, as of the Closing Date, the Company shall have satisfied in full all of its obligations to such Employees, consultants or contractors for any severance pay, accelerated vesting, or any other payments whatsoever.

(j) To the Company’s Knowledge, the Company is in compliance in all material respects with all applicable Laws, agreements, contracts and promises respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its Employees.

(k) There are no claims pending or, to the Company’s Knowledge, threatened, before any Governmental Entity by any Employees for compensation, pending severance benefits, vacation time, vacation pay or pension benefits, or any other claim threatened or pending before any Governmental Entity (or any state “referral agency”) from any Employee or any other Person arising out of the Company’s status as employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, breach of contract, tort, unfair competition or otherwise. In addition, there are no pending, threatened or reasonably anticipated claims or actions against the Company under any workers compensation policy or long-term disability policy.

(l) The Company, and to the Company’s Knowledge each Employee, is in compliance with all applicable visa and work permit requirements, and no visa or work permit held by an Employee will expire during the six (6) month period beginning at this Agreement Date.

(m) Neither the execution, delivery and performance of this Agreement, nor the carrying on of the Company’s business as presently conducted or as presently proposed to be conducted, nor any activity of any officers, directors or Key Employees of the Company in connection with the carrying on of the Company’s business as presently conducted or as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract or agreement with the Company under which any of such officers, directors or Key Employees is now bound.

2.27 Tax Matters.

(a) The Company has timely filed all Tax Returns required to be filed. The Company has paid all Taxes owed (whether or not shown, or required to be shown, on Tax Returns). The Company has withheld and paid all Taxes required to have been withheld and paid. All Tax Returns filed by the Company were complete and correct, and such Tax Returns correctly reflected the information required to be shown thereon. The Company has not participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. The Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Tax law). There are no Liens for Taxes upon any of the Company’s assets, other than Liens for ad valorem Taxes not yet due and payable and there is no reasonable basis for the imposition of such Liens.

(b) None of the Tax Returns filed by the Company or Taxes payable by the Company have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Entity, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or to the Company’s Knowledge, is contemplated.

(c) The Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and the Company has not waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect. All material elections with respect to Taxes affecting the Company, as of this Agreement Date, are set forth in the Company Financial Statements, the Company’s Tax Returns or in Schedule 2.27(c).

(d) The Company is not a party to any agreement, contract, arrangement or plan (including the Company Stock Rights) that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code) or (ii) any amount for which a deduction would be disallowed or deferred under Section 162(m) or Section 404 of the Code. Except as set forth on Schedule 2.27(d), none of the shares of outstanding Company Capital Stock is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code, except any shares for which timely and valid Section 83(b) elections have been made. No portion of the Merger Consideration is subject to the Tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of Law.

(e) The Company is not a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for federal income Tax purposes. The Company is not, nor has it been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has never been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to Section 355 of the Code. The Company has not made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise, and will not be required to make such an adjustment as a result of the transactions contemplated by this Agreement. The Company has never (i) made an election under Section 1362 of the Code to be treated as an S corporation for federal income Tax purposes or (ii) made a similar election under any comparable provision of any state, local or foreign Tax law.

(f) The Company is not a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement). The Company has never been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group the common parent of which is the Company), and the Company does not have any liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract, or otherwise.

(g) The unpaid Taxes of the Company do not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Company Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of the Company in filing Tax Returns. The Company will not incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business and consistent with reasonable past practice.

(h) No claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction. The Company does not have, nor has it ever had, a permanent establishment or other Taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.

(i) The Company has delivered to Parent correct and complete copies of all income and franchise Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and made available all other Tax Returns to Parent.

(j) Since the Balance Sheet Date, there has not been any change in any method of Tax accounting or any making of a Tax election or change of an existing election by the Company.

2.28 Foreign Corrupt Practices Act. To the Company’s Knowledge, the Company (including any of its officers or directors) has not taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

2.29 Bank Accounts. Schedule 2.29 contains a true and complete list of the name of each bank or other financial institution at which the Company has an account, deposit or safe deposit box, the account number thereof and the names of all Persons authorized to draw thereon or to have access thereto.

2.30 Customers; Distributors. Schedule 2.30 accurately identifies, and provides an accurate summary of the revenues received from, each purchaser that, together with such customer’s Affiliates, contributed to the consolidated gross revenues of the Company in fiscal years ended December 31, 2004, December 31, 2005 or for the four-month period ended on the Balance Sheet Date. The Company has not received written notice from any customer indicating that any customer intends not to renew its support agreement with the Company. The Company has not received notice from any distributor of any of the Company’s products indicating that any such distributor intends to cease acting as a distributor of such products or otherwise dealing with the Company.

2.31 Company Customer Information. The Company has not sold, transferred, licensed, publicly disclosed, made available to the public or otherwise released for public distribution any of its customer files and other customer information relating to the Company’s current and former customers (the “Company Customer Information”). Except for information as provided to sales representatives (which information is subject to a customary non-disclosure agreement), no Person other than the Company possesses or has any claims or rights with respect to use of the Company Customer Information.

2.32 Governmental Authorization. Schedule 2.32 lists each consent, license, permit, grant or other authorization issued to the Company or any Employee by a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) which is required for the operation of its business as currently conducted or as currently proposed to be conducted by the Company or the holding of any such interest (collectively, the “Company Authorizations”). The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business as currently conducted or as currently proposed to be conducted by the Company or to hold any interest in its properties or assets. None of the Company nor any Employee is in violation of any material term of any Company Authorization.

2.33 Representations Complete. None of the representations or warranties made by the Company in this Agreement or any other Transaction Agreement, nor any statement made in the Company Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement, when taken together, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Organization of Parent and Merger Sub. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the full corporate power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing could not reasonably be expected to be material to Parent or its ability to consummate the Merger (a “Parent Material Adverse Effect”).

3.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been, and each of the other Transaction Agreements to which Parent or Merger Sub is a party will be at the Closing, duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent and Merger Sub), this Agreement constitutes, and in the case of the other Transaction Agreements they will at Closing constitute, valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement and the other Transaction Agreements by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) any such consents, approvals, order, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws, and (iii) such other filings, authorizations, consents and approvals that if not obtained or made could not reasonably be expected to have a Parent Material Adverse Effect.

3.3 No Conflict. The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which either is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub, as in effect on this Agreement Date, (ii) any material contract to which Parent or Merger Sub is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound, or (iii) any Law applicable to Parent or Merger Sub or any of their respective properties (whether tangible or intangible) or assets, except, in the case of (ii) or (iii), for such conflicts, violations or defaults as could not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

3.4 Sufficient Funds. Parent has, and will have available to it immediately prior to the consummation of the Merger, without any need for outside financing, sufficient funds to consummate the transactions contemplated hereby, including payment in full of all cash amounts contemplated by Section 1.6 hereof.

3.5 Parent Shares. All shares of Parent Common Stock which may be issued upon exercise of Company Options assumed by Parent hereunder will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and nonassessable, free and clear of any encumbrances created by Parent (including restrictions on rights of disposition other than restrictions created under applicable securities laws) and not subject to any preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent. The Parent has taken all necessary actions to ensure that the Parent Options will be registered on Form S-8 under the Securities Act.

3.6 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

ARTICLE IV

CERTAIN COVENANTS

4.1 Conduct of Business of the Company. During the period from this Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will (except to the extent that Parent shall otherwise consent in writing) carry on its business in the usual and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due, pay or perform other obligations when due, and use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and Key Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time. Except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or Company Stock Rights, except for the issuance of Company Common Stock upon exercise of presently outstanding Company Stock Rights; provided, that (i) the Company timely pays in cash all Taxes required to be withheld and paid in connection with such exercise or conversion, (ii) the amount of such Taxes is contributed to the Company in cash by the Person exercising or converting such Company Stock Right, (iii) for purpose of determining the amount of such Taxes, the fair market value of the Company Common Stock received pursuant to such exercise or conversion is equal to the maximum aggregate consideration payable with respect to such Company Common Stock pursuant to this Agreement, including for this purpose any consideration to be deposited with the Escrow Agent as part of the Escrow Amount, and (iv) the Company promptly notifies Parent of such exercise or conversion; and, provided further that the Company may issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, Company Capital Stock or Company Stock Rights at fair market value to Employees, consultants and advisors of the Company in an amount not to exceed 25,000 shares of Company Common Stock (on an as-converted basis) to any such person or entity, up to an aggregate of 100,000 shares of Company Common Stock (on an as-converted basis) for all such issuances, grants and sales;

(b) reprice any Company Stock Rights or accelerate the vesting of any Company Stock Right or restricted stock, except as otherwise contemplated by Section 4.11(f) with respect to the vesting acceleration of Accelerating Unvested Company Options;

(c) sell, lease, license, pledge, encumber, dispose or transfer to any person or entity any Company assets or properties or subject any such assets or properties to any Liens, except customer license agreements and sales to resellers and distributors entered into in the usual and ordinary course of the Company’s business;

(d) cause or permit any amendments to its Company Certificate of Incorporation or Company Bylaws;

(e) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock, or split, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, except for the conversion of any outstanding shares of Company Preferred Stock into shares of Company Common Stock, the exercise of any outstanding Company Warrants and the conversion of any outstanding Company indebtedness into shares of Company Preferred Stock or Company Common Stock pursuant to the terms thereof;

(f) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (or options, warrants or other rights exercisable therefor), except in accordance with the agreements evidencing Company Options or Company Capital Stock (i) upon termination of an Employee or consultant of the Company pursuant to a restricted stock purchase agreement or (ii) upon exercise of a contractual right of first refusal in favor of the Company;

(g) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire outside of the ordinary course of business any material assets thereof;

(h) create any subsidiary of the Company;

(i) incur any indebtedness or guarantees of indebtedness for borrowed money or issue any debt securities; or

(j) enter into or modify any employment, severance or similar contract, or grant any bonuses, salary increases, severance or termination pay or other material increases in benefits to any Employee of the Company;

(k) hire or engage any employees or consultants, or encourage any Employees or consultants to resign from the Company, or promote any Employees or change the employment status or titles of any of the Employees; or

(l) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (k) above, or any other action that would prevent the Company from performing or cause the Company not to perform its obligations hereunder.

4.2 Access to Information. The Company shall provide Parent and its accountants, legal counsel, and other representatives reasonable access during normal business hours during the period prior to the Effective Time to (a) all of the properties, facilities, books, Company Contracts, records, customers and Employees of the Company, and (b) all other information concerning the business, finances, properties, products, services and personnel of the Company as Parent may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 4.2 or otherwise shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the parties to consummate the Merger.

4.3 Confidentiality. The parties acknowledge that the Company and Parent have previously executed a letter agreement with respect to confidentiality obligations, dated as of June 13, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

4.4 [Reserved].

4.5 Conversion of Company Series A Preferred Stock. The Company shall take all action necessary to effect the conversion of the Company’s (i) issued and outstanding shares of Series A Preferred Stock into shares of Company Common Stock, and (ii) options and warrants to purchase shares of the Company’s Series A Preferred Stock into options and warrants to purchase shares of Company Common Stock, in each case to be effective immediately prior to the Effective Time.

4.6 Conditions to the Merger; Further Assurances. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each of the parties to this Agreement shall use its commercially reasonable efforts to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the Merger. Each party will use its commercially reasonable efforts to obtain and make (and will cooperate with the other parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party or its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement, including, with respect to the Company, all consents, waivers or approvals under any of the Company Contracts in order to preserve the benefits thereunder for the Surviving Corporation and otherwise in connection with the Merger, including those consents listed in Schedule 2.4. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement and the other Transaction Agreements.

4.7 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence or non-occurrence of any event which is likely to cause any representation or warranty of the Company, on the one hand, or Parent or Merger Sub, on the other hand, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any failure of the Company or Parent, as applicable, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder and (iii) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article V incapable of satisfaction; provided, however, that the delivery of any notice pursuant to this Section 4.7 shall not limit or otherwise affect any remedies available to the party receiving such notice.

4.8 Termination of Company Investor Rights. The Company shall take all such steps as may be necessary to (i) terminate, as of the Closing, each of the Company Rights Agreements and all other investor rights granted by the Company to its Stockholders and in effect prior to the Closing, including rights of co-sale, voting, registration, first refusal, board observation or information or operational covenants, and (ii) deliver all required notifications of the Merger and the other transactions contemplated hereby to the holders of Company Capital Stock and Company Stock Rights.

4.9 Transaction Stockholder Approvals and Company Board Recommendation.

(a) Subject to the prior termination of this Agreement by the Company pursuant to Section 7 hereof, the Company shall take all action necessary in accordance with this Agreement, Delaware Law, its Company Certificate of Incorporation and its Bylaws to secure the Transaction Stockholder Approvals pursuant to the Company Stockholder Merger Written Consent. The Company’s obligation to secure the Transaction Stockholder Approvals in accordance with this Section 4.9(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal. The Company shall exercise commercially reasonable efforts to obtain an executed Company Stockholder Merger Written Consent from each Company Stockholder that is not a Company Support Stockholder. The Company Support Stockholders shall continue to constitute the voting power of the outstanding shares of the Company necessary to obtain the requisite Transaction Stockholder Approvals.

(b) The materials distributed by the Company to its stockholders shall include all notices and disclosures required under Section 262 of the DGCL. The Company shall seek approval of this Agreement and the Merger and the transactions contemplated thereby by the Company Stockholders pursuant to the Company Stockholder Merger Written Consent, which shall include and constitute the irrevocable approval of the Company Stockholders of (i) the Company Voting Proposal; (ii) the escrow and indemnification obligations of the Company Stockholders set forth in Article VI hereof and the deposit of the

Escrow Amount into the Escrow Fund; and (iii) the appointment of Amos Barzilay as the Stockholder Representative. The Company will mail all notices and disclosures required under Section 262 of the DGCL to the extent not already mailed to the Company Stockholders. The Company Stockholder Merger Written Consents shall terminate, if at all, upon the termination of this Agreement in accordance with Article VII hereof.

(c) (i) The Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement pursuant to the Company Stockholder Merger Written Consent; (ii) any information statement or other disclosure document distributed to the Company Stockholders in connection with this transaction shall include a statement to the effect that the Company Board has recommended that the Company Stockholders vote in favor of the adoption of this Agreement pursuant to the Company Stockholder Merger Written Consent; and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement. Notwithstanding the foregoing, prior to execution of the Company Stockholder Merger Written Consent by a sufficient number of Company Stockholders to obtain the Transaction Stockholder Approvals, the Company Board may withhold, withdraw, amend or modify its recommendation to the Company Stockholders if it concludes in good faith (after consultation with its outside legal counsel) that modification or withdrawal of its recommendation is required in order to comply with its fiduciary obligations to the Company Stockholders under Delaware Law due to the receipt of an unsolicited Superior Proposal.

4.10 No Solicitation.

(a) Until the earlier of July 7, 2006, the Effective Time, or the date of termination of this Agreement pursuant to Section 7.1, neither the Company nor any of its officers, directors, Company Board Stockholders, financial advisors, legal advisors, agents or affiliates (collectively, the “Representatives”) will, directly or indirectly, (i) take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with Parent) regarding any (A) acquisition of the Company, (B) merger, consolidation, recapitalization, liquidation or other similar transaction involving the Company, or (C) acquisition or license of any stock or assets (other than ordinary course transactions with customers) of the Company (any of the transactions described in clauses (A) through (C), an “Acquisition Proposal”); or (ii) otherwise cooperate with, facilitate or encourage any effort or attempt by any Person to do or seek, an Acquisition Proposal; provided, however, that the following will not be deemed to be an “Acquisition Proposal”: (1) the grant of securities by the Company to its Employees or consultants in the ordinary course of business if such grant is made pursuant to the Company Stock Plan and is consistent with the Company’s past practices, (2) the issuance of stock by the Company upon the exercise of outstanding securities or upon the conversion of outstanding securities, or (3) the issuance of shares of Series C Preferred Stock by the Company pursuant to the Company’s Series C Preferred Stock Purchase Agreement, dated as of April 6, 2006.

(b) Notwithstanding anything to the contrary set forth herein, until the date on which this Agreement is approved by the required vote of the Company’s Stockholders, this Section 4.10 shall not prohibit the Company or any of its officers, directors, affiliates or employees from furnishing information regarding the Company to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to an unsolicited, bona fide, written Acquisition Proposal submitted by such person or group (and not withdrawn) to the extent and so long as: (i) neither the Company nor any of its Representatives has violated any of the restrictions set forth in this Section 4.10; (ii) the Company Board concludes in good faith that such Acquisition Proposal for the Company is reasonably likely to result in a Superior Proposal and, after consultation with its outside legal counsel, that such action is required in order for the Company Board to comply with its fiduciary obligations to the Company’s Stockholders under applicable Laws; (iii) (A) at least two Business Days prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, subject to the terms of the Confidentiality Agreement, the Company gives Parent written notice of the identity of such person or group and of the Company’s intention to furnish information to, or enter into discussions or negotiations with, such person or group, and (B) the Company receives from such person or group an executed confidentiality agreement containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement; and (iv) contemporaneously with furnishing any such information to such person or group, the Company furnishes such information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(c) If (i) the Company or any Representative of the Company breaches this Section 4.10 and (ii) the Company consummates an Acquisition Proposal (other than with Parent or an affiliate) within one year of the breach of this Section 4.10 or enters into a contract within such one year period with respect to the proposed consummation of an Acquisition Proposal, then the Company agrees to pay to Parent $1,500,000 upon demand by Parent. The Company and Parent agree that, in the event of a breach by the Company or any Representative of the covenants set forth in this Section 4.10, the actual damages resulting from such breach would be difficult to determine and Parent may not have an adequate remedy at law. As a special inducement for Parent to enter into this Agreement, the Company covenants that at no time will it contest the amount of such liquidated damages. The Company and Parent agree that the foregoing liquidated damages represent a reasonable approximation of the damages that will result from such breach, unless any such breach is due to fraud, intentional misrepresentation or willful breach or misconduct. Notwithstanding anything to the contrary in this Agreement, the Company may, prior to receipt of the Transaction Stockholder Approval only, in response to a Superior Proposal received by the Company Board after the date of this Agreement, terminate this Agreement pursuant to Section 7.1(i) and enter into a letter of intent or similar document or any agreement, contract or commitment with respect to such Superior Proposal.

4.11 Certain Employment Matters.

(a) Continuing Employees. The Hiring Affiliate following the Closing shall be the Surviving Corporation and such Hiring Affiliate may (but is not obligated to) retain the employment of one or more employees of the Company, on terms and conditions that the Hiring Affiliate determines in its sole discretion. At any time before or after the Closing Date, the Hiring Affiliate may contact any Key Employees in connection with preparing, making or determining whether to make offers of new employment with the Hiring Affiliate. The Company shall cooperate with and use its commercially reasonable efforts to assist the Hiring Affiliate in its efforts to secure satisfactory employment arrangements with such employees and to obtain executed Offer Package Agreements from each Key Employee receiving an offer of employment with the Hiring Affiliate. Any offer of employment shall be subject to the Hiring Affiliate’s policies and procedures, including background checks and confirmation of immigration status of each such Employee. Each Employee who continues their employment with the Hiring Affiliate, including without limitation any Key Employees, is hereafter referred to as a “Continuing Employee.” The Continuing Employees will be employed by the Hiring Affiliate on an at-will basis (terminable with or without cause and with or without notice) and otherwise on terms of employment determined by the Hiring Affiliate (which shall include credit for each Continuing Employee of up to 20 days of vacation to the extent that such vacation days were accrued and unused by such Continuing Employee in his or her capacity as an employee of the Company through the Closing Date).

(b) Offer Package Agreements. Each Key Employee shall be required, as a condition to employment with the Hiring Affiliate, to execute and deliver to Parent, on or prior to this Agreement Date, Parent’s form of (i) employment offer letter with such terms as Parent and such Key Employee may agree upon; (ii) Proprietary Information and Invention Assignment Agreement; and (iii) such other agreements and documents as the Hiring Affiliate and such Key Employee have discussed and exchanged ((i) through (iii) together, the “Offer Package Agreements”).

(c) No Right to Continued Employment or Benefits. Neither Parent nor the Hiring Affiliate is under any obligation to offer employment to, hire or retain any Employee, or provide any Employee with any particular benefits, or make any payments or provide any benefits to those Employees whom the Hiring Affiliate chooses not to employ or subsequently terminates.

(d) Termination of Employment with the Company. Prior to the Closing Date, the Company shall terminate all employees who are not Continuing Employees (the “Terminated Employees”), effective as of the Closing Date and will provide Parent with a schedule listing the Terminated Employees and the amounts payable to each. The Company shall satisfy in full all Termination Payments with respect to the Terminated Employees.

(e) FICA, Employment Taxes. Prior to and including the Closing Date, the Company shall be responsible for all FICA, payroll and employment Taxes relating to each Employee until the termination of his or her employment with the Company, including any payments made with respect to Company Stock Rights. The Hiring Affiliate shall be responsible for all FICA, payroll and employment taxes relating to the Continuing Employees commencing from the date on which their employment with the Hiring Affiliate commences.

(f) Accelerating Unvested Company Options. The vesting of shares of Common Stock subject to certain outstanding Company Options shall be accelerated in an amount equal to the Accelerating Unvested Company Options immediately prior to the Effective Time.

4.12 Section 280G Approval. If the Company is obligated to make any payments, or is a party to any Company Contract that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code if the stockholder approval requirements of Section 280G(b)(5)(B) of the Code are not satisfied, then the Company shall use its commercially reasonable efforts to obtain such stockholder approval promptly after this Agreement Date and in any event prior to the Closing Date.

4.13 Tax Matters.

(a) Conduct of the Company. From this Agreement Date until the Effective Time, the Company shall not make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except with the prior written consent of Parent.

(b) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Stockholders when due, and the Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Parent will join in the execution of any such Tax Returns and other documentation. At Parent’s discretion, the amount paid to any Person pursuant to this Agreement will be reduced by the amount of Taxes payable by such Person pursuant to this Section 4.13(b). Any amount so withheld will be promptly remitted to the appropriate Tax Authority.

(c) Tax Returns. The Company will promptly provide or make available to Parent copies of all Tax Returns, reports and information statements that are filed after this Agreement Date and prior to the Closing Date.

(d) Tax Contests. Notwithstanding the preceding provisions of this Section 4.13, subject to the Third Party Claim contest procedures set forth in Section 6.4(c), Parent will have the right to conduct any Tax audit or other Tax contest relating to the Surviving Corporation.

4.14 Exercise and Termination of Company Stock Rights. Immediately after this Agreement Date, the Company shall deliver proper notice to each holder of a Company Option pursuant to the Company Stock Plan and to each holder of a Company Warrant informing such holder of the effect of the Merger on the Company Options and Company Warrants.

4.15 Resignation of Officers and Directors. The Company shall obtain the resignations of all officers and directors of the Company as Parent designates in writing, effective as of the Effective Time.

4.16 Parent Right of First Refusal on Equity Issuances. If the Company requires additional cash to sustain its operations prior to the Closing, and subject to any of the Company’s existing right of first offer obligations to certain of its stockholders, Parent shall be provided with a right of first refusal on all capital raising events by the Company, including but not limited to the sale of any additional shares of Company Series C Preferred Stock by the Company.

4.17 Indemnification of Directors and Officers; Company Tail Insurance Policy. If the Merger is consummated, then, for a period of six years from the Closing Date, Parent will or will cause the Surviving Corporation (and its successors and assigns) to honor the indemnification, exculpation and advancement of expenses provisions applicable to the present and former officers and directors of the Company (the “Company Indemnified Parties”) with respect to acts or omissions occurring on or prior to the Closing Date to the extent provided under written agreements with such individuals, or under the Company’s Amended and Restated Certificate of Incorporation or Bylaws, each as in effect as of this Agreement Date; provided, however, that before Parent or the Surviving Corporation (or any of their successors or assigns) shall be required to take any actions or assume any obligations pursuant to the terms of this Section 4.17, the Company Indemnified Parties shall first be required to seek coverage, payment and reimbursement for any and all such indemnification, exculpation and advancement of expenses costs under the Company Tail Insurance Policy. The provisions of this Section are intended for the benefit of, and shall be enforceable by, each such Company Indemnified Party.

ARTICLE V

CONDITIONS TO THE MERGER

5.1 Conditions to the Obligations of the Company and Parent. The obligations of each of the Company and Parent to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company or Parent, as the case may be:

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity seeking any such order, restraint or prohibition.

(b) Governmental Approvals. Any requisite approvals from any applicable Governmental Entity with respect to the transactions contemplated by this Agreement shall have been received.

5.2 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of this Agreement Date and shall be true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date).

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c) Closing Certificate. Parent and Merger Sub shall have executed and delivered to the Company a certificate, executed by an officer of Parent and Merger Sub, that each of the conditions set forth in Sections 5.2(a) and (b) has been satisfied in all respects.

(d) Funds Deposited with Exchange Agent. Parent shall have deposited cash in the amount of the Closing Payment with the Exchange Agent for delivery to the Participating Holders pursuant to Section 1.8.

(e) Other Documents. The Company shall have received such customary documents from Parent and Merger Sub as the Company may reasonably request in good faith for the purpose of facilitating the consummation of the Merger and the other transactions contemplated by this Agreement and the other Transaction Agreements.

5.3 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of this Agreement Date and shall be true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. There shall not have occurred any events, occurrences, changes, effects or conditions of any character which, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect.

(d) Dissenters’ Rights. Stockholders holding not more than 10% of the total outstanding shares of Company Common Stock and Company Preferred Stock (calculated on an as-converted basis) shall have exercised, or shall have continuing rights to exercise, appraisal or dissenters’ rights under the DGCL with respect to the transactions contemplated by this Agreement.

(e) Closing Certificate. The Company shall have executed and delivered to Parent a certificate of the Company, executed by the Chief Executive Officer and Chief Financial Officer of the Company, that each of the conditions set forth in Sections 5.3(a)-(d) has been satisfied in all respects.

(f) Secretary’s Certificates. The Company shall have delivered to Parent a certificate of the Company executed by the Secretary of the Company, dated as of the Closing Date, certifying: (i) the Transaction Board Approvals, (ii) Transaction Stockholder Approvals, (iii) the Company Certificate of Incorporation and the Bylaws of the Company, and (iv) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the other Transaction Agreements to which the Company is a party.

(g) Transaction Stockholder Approvals. All Transaction Stockholder Approvals shall have been duly given, including the Company Stockholder Merger Written Consent executed by each of the Company Support Stockholders.

(h) Opinion of Counsel. Parent shall have received an opinion letter of Heller Ehrman LLP, dated the Closing Date, substantially in the form of Exhibit B.

(i) Employment Acceptances. Parent shall have received copies of an employment acceptance letter and each Offer Package Agreement executed by (i) each Founder, and (ii) 70% of the Key Other Employees. None of such Key Employees shall have revoked his or her acceptance of employment with the Hiring Affiliate, attempted to revoke or terminate any Offer Package Agreement or other agreement with Parent or the Hiring Affiliate, or otherwise indicated his or her intention not to commence employment with the Hiring Affiliate or continue employment with the Company, as applicable, following the Closing Date.

(j) Parachute Payment Waivers. Each Key Employee identified by Parent shall have executed and delivered to Parent the Parachute Payment Waiver in the form of Exhibit D.

(k) Conversion of Company Series A Preferred Stock. Effective as of the Effective Time, all of the issued and outstanding (i) shares of the Company’s Series A Preferred Stock shall have been converted into shares of Company Common Stock, and (ii) options and warrants to purchase shares of the Company’s Series A Preferred Stock shall have been converted into options and warrants to purchase shares of Company Common Stock.

(l) Notice for Accelerating Unvested Company Options. The holders of the Accelerating Unvested Company Options shall have been provided with notice by the Company of the acceleration of the vesting of such Accelerating Unvested Company Shares.

(m) Termination of Company Investor Rights Agreements. Parent shall have been furnished evidence satisfactory to it that (i) each of the Company Rights Agreements all other investor rights granted by the Company to its Stockholders and in effect prior to the Closing, including rights of co-sale, voting, registration, first refusal, board observation or information or operational covenants, shall have terminated as of or prior to the Closing, and (ii) all required notifications of the Merger and the other transactions contemplated hereby to the holders of Company Capital Stock and Company Stock Rights have been properly delivered.

(n) Tax Certificate. The Company shall have delivered to Parent a properly executed statement satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) in a form reasonably acceptable to Parent.

(o) Director and Officer Resignations. Parent shall have received resignation letters executed and delivered by the directors and officers of the Company, except as may be otherwise requested by Parent prior to the Closing Date.

(p) Terminated Employees. Parent shall have received resignation letters executed and delivered by the Terminated Employees, or other written evidence reasonably satisfactory to Parent with respect to the termination of service of such Terminated Employees effective as of the Closing Date.

(q) Good Standing Certificates. Parent shall have received a certificate from the Secretary of State of the States of Delaware and California dated within five days prior to the Closing Date certifying that the Company is in good standing and that all applicable franchise taxes and fees of the Company through and including the Closing Date have been paid in such States.

(r) Legal Action. There shall not be any threatened or pending action, proceeding or other application before any court or Governmental Entity brought by any Person or Governmental Entity: (i) against the Company seeking material damages or other material relief; (ii) challenging or seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement, or seeking to obtain any material damages from Parent, Merger Sub or the Company as a result of the Merger or such other transactions; or (iii) seeking to prohibit or impose any limitations on Parent’s ownership or operation of all or any portion of the Company’s business or assets, or to compel Parent to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the transactions contemplated by the Agreement which if successful would have an adverse effect on Parent’s ability to receive the anticipated benefits of the Merger.

(s) Release of Encumbrances. Parent shall have received evidence satisfactory to it of the release of all Liens on any of the Company’s properties.

(t) Audited Financial Statements. Parent shall have received copies of the consolidated statements of operations, stockholders equity (deficit) and cash flows of the Company audited for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005, accompanied by the unqualified audit report thereon (other than any going concern qualification) of Grant Thornton LLP, and such audited or reviewed financial statements shall not reflect or disclose any change from the corresponding unaudited statements referred to in Section 2.7(a)(i) which Parent reasonably deems material to the Company or its ability to consummate the Merger (other than adjustments for stock compensation, and the beneficial conversion features related to the Company’s outstanding convertible bridge securities and the recording of interest thereon).

(u) Purchase of Shares of Parent Common Stock by Founder Peter Relan. Parent and Founder Peter Relan shall have entered into an agreement pursuant to which such Founder shall be required to use 22.5% of the after-tax Merger Consideration that he receives pursuant to the Merger to purchase shares of Parent Common Stock upon such terms as such parties may mutually agree. The Parent Common Stock purchased by such Founder shall not be registered but is intended to be issued to such Founder pursuant to a private placement exemption under applicable federal and state securities laws.

(v) Other Documents. Parent shall have received such customary documents from the Company as Parent may reasonably request in good faith for the purpose of facilitating the consummation of the Merger and the other transactions contemplated by this Agreement and the other Transaction Agreements.

ARTICLE VI

INDEMNIFICATION, ESCROW, ETC.

6.1 Survival of Representations, Warranties and Covenants.

(a) The representations and warranties of the Company set forth in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Company pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of Parent or Merger Sub, and the Effective Time and shall terminate at 5:00 P.M. Pacific time on the one year anniversary of the Closing Date (the “Escrow Termination Date”), except, in all cases, with respect to any Loss, claim or breach of which any Indemnified Party shall have provided written notice to the Stockholder Representative prior to such termination.

(b) The representations and warranties of Parent and Merger Sub set forth in this Agreement or in any certificate, document or other instrument delivered by or on behalf of Parent or Merger Sub pursuant to or in connection with this Agreement shall terminate at the Effective Time.

(c) The respective covenants, agreements and obligations of the Company, Parent and Merger Sub set forth in this Agreement or in any certificate, document or other instrument delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of any party hereto, and the Effective Time without limitation.

6.2 Indemnification. As an integral term of the Merger, each Participating Holder, severally, shall indemnify, defend and hold harmless Parent, Merger Sub, the Surviving Corporation and each of their officers, directors, employees, members, agents and Affiliates (the “Indemnified Parties”) against any and all claims, losses, liabilities, damages, deficiencies, diminution in value, interest and penalties, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense (collectively “Losses”) incurred or suffered by any such Indemnified Parties directly or indirectly as a result of, with respect to or in connection with:

(a) the failure of any representation or warranty of the Company (as qualified by the Company Disclosure Schedule) set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement to be true and correct in all respects as of this Agreement Date and as of the Closing Date (disregarding for purposes of this Section 6.2 any “materiality”, “in all material respects” or similar qualification contained therein or with respect thereto for purposes of calculating Losses);

(b) any failure by the Company to fully perform, fulfill or comply in any material respect with any covenant set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement;

(c) any Dissenting Share Payments;

(d) any loss, liability or expense of the Stockholder Representative;

(e) any claims by any current or former holder of Company Capital Stock, Company Options, Company Warrants or other Company Stock Rights relating to or arising out of the Merger, this Agreement, the Allocation Certificate, the transactions contemplated hereby or any Person’s status as an equity holder or ownership of equity interests in the Company at any time on or prior to this Agreement Date, including the allocation of the Merger Consideration, whether for breach of fiduciary duty or otherwise, or any claims by any current or former officer, director or stockholder to indemnification by the Company or the Surviving Corporation with respect to any such claims;

(f) regardless of any disclosure on the Company Disclosure Schedule, any “excess parachute payment” (within the meaning of Section 280G(b) of the Code) made by the Company on or prior to the Closing Date or otherwise required to be paid by the Company or the Surviving Corporation pursuant to Company Contracts entered into on or prior to the Closing Date;

(g) any claims by any Person that arise out of acts or omissions by the Company’s present and former directors and officers that constitute either a breach of this Agreement or a breach of fiduciary duty owed by any such persons;

(h) any Company Transaction Expenses in excess of that amount already disclosed and deducted from the Base Amount;

(i) any NAV Shortfall not already disclosed and deducted from the Base Amount;

(j) any Deferred Revenue Shortfall not already disclosed and deducted from the Base Amount; and

(k) any claims by any Person that arise out of or due to the Escrow Fund Distribution Preference terms set forth in Section 6.9(b) hereof.

6.3 Limitations.

(a) The Participating Holders in the aggregate shall not be liable to indemnify any Indemnified Party for money damages pursuant to Section 6.2 in an aggregate amount in excess of the Escrow Amount in the Escrow Fund, and each Participating Holder individually shall not be liable to indemnify any Indemnified Party for money damages pursuant to Section 6.2 in an aggregate amount in excess of such Participating Holder’s Pro Rata Share of the Escrow Amount in the Escrow Fund. Subject to Section 6.3(c) hereof, no indemnification claim may be made against the Escrow Fund until Parent has Losses of $500,000 (the “Threshold Basket”), after which Parent shall be indemnified for all Losses up to the Escrow Amount from the first dollar; provided, however, that the Threshold Basket shall not apply to Losses pursuant to Section 6.2(c), Section 6.2(d), and Section 6.2(h) through Section 6.2(k). Parent, Merger Sub and the Indemnified Parties agree that the sole and exclusive remedy for money damages for any matters relating to this Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article VI.

(b) The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by

Parent or Merger Sub or any agent of Parent or Merger Sub with respect to, or any knowledge acquired (or capable of being acquired) by Parent or Merger Sub or any agent of Parent or Merger Sub at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver by Parent or Merger Sub of any of the conditions set forth in Article V will not affect or limit the provisions of this Article VI.

(c) Notwithstanding anything in this Agreement to the contrary, the limitations set forth in this Section 6.3 shall not apply with respect to: (i) fraud, intentional misrepresentation or willful breach or misconduct; or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance. Notwithstanding anything in this Agreement to the contrary (including the immediately preceding sentence), in no event will the Participating Holders in the aggregate be liable to indemnify any Indemnified Party for money damages in an aggregate amount in excess of the Merger Consideration and each Participating Holder individually shall not be liable to indemnify any Indemnified Party for money damages in an aggregate amount in excess of such Participating Holder’s Pro-Rata Share of the Merger Consideration.

(d) The amount of any Losses for which indemnification is provided hereunder shall be net of any amount recovered by the Indemnified Parties under any insurance policies with respect to such Losses.

6.4 Procedures.

(a) Post-Closing Claims. The procedures for making indemnification claims hereunder either against the Escrow Fund after the Closing in accordance with the terms set forth in this Article VI or that are not made against the Escrow Fund after the Closing are set forth in this Section 6.4(a).

(i) Parent may assert a claim for indemnification under this Section 6, (1) if such claim is being made against the Escrow Fund, by delivering to each of the Escrow Agent and the Stockholder Representative at any time on or before the last day of the Escrow Period a written notice signed by an officer of Parent, and (2) if such claim is not being made against the Escrow Fund, by delivering to the Stockholder Representative a written notice signed by an officer of Parent (in each such case, an “Indemnification Claim”), setting forth Parent’s bona fide claim for indemnification pursuant to Section 6.2 which shall include (i) a brief description of the events, circumstances, facts or information supporting such claim for indemnification, (ii) the aggregate dollar amount of Losses with respect to such claim which are then reasonably determinable by Parent (“Determinable Losses”) and (iii) a non-binding preliminary estimate of the aggregate dollar amount of Losses that could arise with respect to such claim that are then reasonably foreseeable (“Additional Estimated Loss Amount”). In the Indemnification Claim, Parent shall identify any Losses that Parent is then aware are subject to third-party claims against Parent in a litigation or arbitration.

(ii) If any Indemnification Claim is agreed to by the Stockholder Representative, or if the Stockholder Representative has not contested such Indemnification Claim by written notice to Parent (and to the Escrow Agent for any claims made against the Escrow Fund) within 20 Business Days after receipt of such Indemnification Claim (the “Response Period”), then the Escrow Agent (for any claims made against the Escrow Fund) or the Participating Holders (for any claims not made against the Escrow Fund), as the case may be, shall promptly pay to Parent the full amount of Determinable Losses set forth in the Indemnification Claim promptly after the earlier of (i) the Stockholder Representative’s delivery to Parent

(and to the Escrow Agent for any claims made against the Escrow Fund) of its written agreement with such Indemnification Claim, or (ii) the expiration of the Response Period, but in no event more than 10 days after such earlier date. The parties agree that any payment of any amount of Determinable Losses will not limit the amount of Additional Estimated Loss Amounts that may subsequently mature into Determinable Losses that Parent may seek to recover or in any way prejudice Parent’s ability to recover any other Losses (whether or not such Losses were or could have been determined to be Additional Estimated Loss Amounts at the time of the delivery of the Indemnification Claim setting forth such Determinable Losses) that may arise as a result of or in connection with the events, circumstances, facts or information that gave rise to such Determinable Losses.

(iii) In the event that the Stockholder Representative delivers a written notice to Parent and the Escrow Agent for any claims made against the Escrow Fund or a written notice to Parent for any claims not made against the Escrow Fund, as the case may be (each, a “Dispute Notice”), disputing all or any portion of the amount of the claimed Determinable Losses (the “Disputed Claims Amount”) during the applicable Response Period, then Parent and the Stockholder Representative shall for a period of not more than 20 Business Days after delivery of such Dispute Notice (the “Resolution Period”) attempt to resolve the dispute. If the Disputed Claims Amount is less than the Determinable Losses claimed in the relevant Indemnification Claim, then the Escrow Agent (for any claims made against the Escrow Fund) or the Participating Holders (for any claims not made against the Escrow Fund), as the case may be, shall promptly, but in no event more than 10 days after the date of the Dispute Notice, pay to Parent the amount by which such Determinable Losses amount exceeds such Disputed Claims Amount.

(iv) If Parent and the Stockholder Representative do not resolve the dispute during the Resolution Period, either party may seek to resolve such dispute in a proceeding brought in any state or federal court located in the County of Dallas within the State of Texas. During the Resolution Period, Parent and the Stockholder Representative shall provide each other with such information, records and material kept in the ordinary course of business in such party’s possession and which such party may disclose without violating confidentiality obligations to third Persons or any privilege, as is reasonably necessary and appropriate in attempting to resolve such Disputed Claims Amount determination, subject to execution of a confidentiality agreement in form and substance reasonably satisfactory to the delivering party.

(b) In the event that the Final Determination (as defined below) is in favor of Parent with respect to all or a portion of a Disputed Claims Amount, promptly after receipt of such Final Determination but in any event no more than 10 days after such receipt, the Escrow Agent (for any claims made against the Escrow Fund) or the Participating Holders (for any claims not made against the Escrow Fund), as the case may be, shall pay to Parent that portion of the Disputed Claims Amount to which Parent is entitled pursuant to the Final Determination (“Payment Amount”). In the event that the Payment Amount exceeds the Disputed Claims Amount, then the Escrow Agent (for any claims made against the Escrow Fund) or the Participating Holders (for any claims not made against the Escrow Fund), as the case may be, shall promptly pay to Parent the amount of such excess. For purposes of this Agreement, the term “Final Determination” means either (i) instructions in writing executed by Parent and the Stockholder Representative or their respective legal representatives, or (ii) an order of a court or arbitrator that has become final and non-appealable.

(c) Third-Party Claims.

(i) Promptly after the assertion by any third party of any claim against any Indemnified Party (a “Third-Party Claim”) that, in the judgment of such Indemnified Party, may result in the incurrence by such Indemnified Party of Losses for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Stockholder Representative a written notice describing in reasonable detail such Third-Party Claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Stockholder Representative shall relieve the Participating Holders of any liability or obligations hereunder, except to the extent that the Participating Holders have been materially prejudiced thereby, and then only to such extent. The Indemnified Party shall have the right in its sole discretion at any time to conduct the defense of any such Third-Party Claim; provided, however, that (A) the Stockholder Representative shall have the right to receive copies of all pleadings, notices and communications with respect to any Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to such Indemnified Party and shall be entitled, at the Stockholder Representative’s expense, to participate in, but not conduct the defense of the Third Party Claim or settlement negotiations with respect to the Third-Party Claim, and (B) the Participating Holders shall not be liable to indemnify any Indemnified Party for any settlement of any such Third-Party Claim effected without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. If any such action or claim is settled with the prior written consent of the Stockholder Representative, or if there be a final judgment for the plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any Loss relating thereto.

(ii) Neither the Participating Holders nor the Stockholder Representative shall have any right to settle, adjust or compromise or conduct the defense of any Third-Party Claim without the express written consent of the Indemnified Party against whom the Third-Party Claim has been asserted.

6.5 Merger Consideration Adjustment. The Company, Parent and the Participating Holders agree to treat each indemnification payment pursuant to this Article VI as an adjustment to the Merger Consideration for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

6.6 Stockholder Representative; Power of Attorney.

(a) By virtue of the adoption of this Agreement and the approval of the Merger by the Stockholders, each Participating Holder (regardless of whether or not such Stockholder votes in favor of the adoption of this Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) hereby initially appoints, as of this Agreement Date, Amos Barzilay (together with his permitted successors, the “Stockholder Representative”), as his, her or its true and lawful agent and attorney-in-fact to enter into any other Transaction Agreement and any transactions contemplated by this Agreement, and to: (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Party) or the Escrow Agent relating to this Agreement or any of the transactions and other matters contemplated hereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such Participating Holders individually); (ii) authorize deliveries to Parent of cash from the Escrow Fund in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Party, including by not objecting to claims thereto); (iii) object to any claims by Parent to the Escrow Fund; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any such Participating Holder or by any such Participating Holder against any Indemnified Party or any dispute between any Indemnified Party and any such Participating Holder, in each case relating to this Agreement or the transactions contemplated hereby; (vi) amend this Agreement or any other Transaction Agreement or other agreement referred to herein or contemplated hereby; and (vii) take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.

(b) Amos Barzilay hereby accepts his appointment as Stockholder Representative.

(c) The person serving as the Stockholder Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Fund upon not less than 10 days’ prior written notice to Parent and with Parent’s written consent, which shall not be unreasonably withheld. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Participating Holders.

(d) The Stockholder Representative shall not be liable to any Participating Holder for any act done or omitted hereunder as the Stockholder Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Participating Holders shall severally indemnify the Stockholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his duties hereunder. The Stockholder Representative may arrange to receive reimbursement directly from the Participating Holders for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Stockholder Representative in the performance or discharge of his rights and obligations under this Agreement; provided, however, that neither Parent nor the Surviving Corporation shall have any liability with respect to such items. If not paid directly to the Stockholder Representative by the Participating Holders, any such unpaid expenses, charges and liabilities may be recovered by the Stockholder Representative from the cash deposited in the Escrow Fund that is otherwise distributable to the Participating Holders (and not distributed or distributable to any Indemnified Parties or subject to any pending Indemnification Claim) pursuant to the terms hereof, at the time of any such distribution to the Participating Holders after the Escrow Termination Date. Upon written notice to the Escrow Agent and Parent, the Stockholder Representative shall be entitled to recover any such expenses, in an aggregate amount not to exceed $300,000, from the Escrow Fund immediately prior to the distribution of any Escrow Funds to the Participating Holders.

(e) The Stockholder Representative shall have access to relevant information about the Company and the reasonable assistance of the Company’s officers and Employees for purposes of performing his duties and exercising his rights hereunder; provided that the Stockholder Representative shall treat confidentially and not disclose any nonpublic information from or about the Company to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

(f) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Participating Holders and shall be final, binding and conclusive upon each such Participating Holder; and each Indemnified Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Participating Holder. Each Indemnified Party and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent or instruction of the Stockholder Representative.

(g) Except for matters that are subject to Section 6.4, and without limiting the generality or effect of Section 6.6(a), any and all claims and disputes between or among any Indemnified Party, the Stockholder Representative or any one or more Participating Holders relating to this Agreement or the transactions contemplated hereby shall in the case of any claim or dispute asserted by or against or involving any such Participating Holder (other than any claim against or dispute with the Stockholder Representative), be asserted or otherwise addressed solely by the Stockholder Representative on behalf of such Participating Holder (and not by such Participating Holder acting on its own behalf).

6.7 Nonexclusivity of Indemnification Remedies. Notwithstanding anything herein to the contrary, the exercise by any Person of any of its rights under this Article VI shall not be deemed to be an election of remedies and shall not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such Person may be entitled to exercise, whether under this Agreement, under any other agreement, under any Law, at common law, in equity or otherwise solely with respect to any equitable remedy such as preliminary or permanent injunctions or specific performance.

6.8 No Subrogation. Following the Closing, no Participating Holder shall have any right of indemnification, contribution or subrogation against the Company with respect to any indemnification made by or on behalf of any Participating Holder under Section 6.2 if the Merger and the transactions contemplated by this Agreement are consummated.

6.9 Escrow Arrangements.

(a) Escrow Fund. As soon as practicable after the Effective Time, Parent will deposit the Escrow Amount with the Escrow Agent, such deposit to constitute the Escrow Fund to be governed by the terms set forth herein and at Parent’s cost and expense. The portion of the Escrow Amount contributed with respect to each of the Participating Holders shall be in proportion to the aggregate Merger Consideration to which each such Participating Holder would otherwise be entitled to receive pursuant to Section 1.6. The Escrow Amount shall be allocated to each of the Participating Holders based on their Pro Rata Share.

(b) Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 P.M. Pacific time on the Escrow Termination Date (the “Escrow Period”); provided that the Escrow Period shall not terminate with respect to (and only to) such amount that is reasonably necessary to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period and to the extent specified in any Indemnification Claim delivered to the

Escrow Agent and Stockholder Representative prior to termination of such Escrow Period (“Eligible Claims”). As soon as all Eligible Claims have been resolved pursuant to the terms hereof, the Escrow Agent shall transfer to the Participating Holders the remaining portion of the Escrow Fund, if any, not required to satisfy the Eligible Claims. To the extent the Escrow Fund exceeds the amount of Eligible Claims on or after the Escrow Termination Date, upon receipt by the Escrow Agent of joint written instructions from the Parent and the Stockholder Representative, the Escrow Agent shall transfer to the Participating Holders the amount, if any, of any excess above the amount of the Eligible Claims then remaining in the Escrow Fund. All funds released from the Escrow Fund to the Participating Holders shall be distributed as follows (the “Escrow Fund Distribution Preference”): (i) first, each former holder of the Company Preferred Stock shall receive an amount, in the aggregate, equal to such holder’s Pro Rata Share of the Escrow Amount, (ii) second, if any funds in the Escrow Fund remain following the distributions described in the preceding subparagraph (i) hereof, each former holder of Company Common Stock shall receive an amount equal to the remaining funds to be released from the Escrow Fund multiplied by a quotient obtained by dividing (x) the Closing Payment each such holder received pursuant to Section 1.6 by (y) the total Closing Payment received pursuant to Section 1.6 by all such former holders of Company Common Stock. To the extent that the funds released from the Escrow Fund (together with any funds previously distributed from the Escrow Fund) are not sufficient to distribute to each former holder of Company Preferred Stock the full amount of each such holder’s Pro-Rata Share of the Escrow Amount, all remaining funds released from the Escrow Fund shall be distributed ratably among such holders based on the portion of the Closing Payment each such holder received pursuant to Section 1.6 relative to the total Closing Payment received pursuant to Section 1.6 by all such former holders of the Company Preferred Stock.

(c) Protection of Escrow Fund.

(i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof. All income earned on the cash in the Escrow Fund, if any, shall become part of, and be held as an additional portion of the Escrow Fund in proportion to each Participating Holder’s original share of the Escrow Fund. The parties hereto agree that for tax reporting purposes, Parent is the owner of any cash in the Escrow Fund until such cash is distributed in accordance with this Agreement, and that all interest on or other taxable income, if any, earned from the investment of such cash shall be treated for tax purposes as earned by Parent. At the end of Parent’s taxable year, an amount equal to the income earned from the investment of cash contained in the Escrow Fund shall be deemed paid to the Participating Holders, based on each Participating Holder’s Pro Rata Share, and then recontributed by such Participating Holders to the Escrow Fund. The deemed payment represents interest for the deferral of payment of a portion of the Merger Consideration resulting from the escrow arrangement. The Participating Holders shall be responsible for any Taxes due with respect to the deemed payment.

(ii) The Escrow Agent shall invest and reinvest the Escrow Fund at the joint written instructions of Parent and the Stockholder Representative. In the absence of joint written directions from Parent and the Stockholder Representative, the Escrow Fund shall be invested in a U.S. Bank Money Market account. The joint written instructions shall specify that the Escrow Fund shall be invested in any one or combination of the following: (a) readily marketable direct obligations of the government of the United States or any agency or instrumentality thereof or readily marketable obligations unconditionally guaranteed by the full faith and credit of the government of the United States, (b) insured certificates of deposit, of or time deposits with, any commercial bank that issues commercial paper (rated as described in clause (c) below), is organized under the laws of the United States or any state thereof and has combined capital and surplus of at least $1 billion, (c) commercial paper issued by any corporation organized under the laws of any state of the United States, rated at least “Prime-1” (or then equivalent grade) by Moody’s Investors Services, Inc. or “A-1” (or then equivalent grade) by Standard & Poors, Inc., or (d) money market funds that invest solely in direct obligations of the government of the United States.

(d) Claims Upon Escrow Fund. Subject to the Escrow Fund claim procedures set forth in Section 6.4 hereof, with respect to each Participating Holder, any payments from the Escrow Fund for Indemnification Claims will be made by multiplying the amount of the aggregate payment from the Escrow Fund by such Participating Holder’s Pro Rata Share. Prior to any distribution of funds from the Escrow Fund to Parent, the Participating Holders or the Stockholder Representative, Parent and the Stockholder Representative shall deliver a certificate to the Escrow Agent showing the remaining balance of the funds held in the Escrow Fund after giving effect to such distribution.

(e) Escrow Agent’s Duties.

(i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and any additional written escrow instructions that the Escrow Agent may receive after the date of this Agreement that are signed by an officer of Parent and the Stockholder Representative, and may rely on and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith, provided that the Escrow Agent has exercised reasonable care in the selection of such counsel.

(ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law or arbitrators, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder absent gross negligence or willful misconduct.

(iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent absent gross negligence or willful misconduct.

(v) In performing any duties under the Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel provided that the Escrow Agent has exercised reasonable care in the selection of such counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

(vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and funds held in escrow and may wait for settlement of any such controversy by final appropriate legal proceedings. In such event, the Escrow Agent will not be liable for damage. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and funds held in escrow, except all cost, expenses, charges and reasonable attorneys fees incurred by the Escrow Agent due to the interpleader action and which the parties jointly and severally agree to pay. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liabilities imposed by the terms of this Agreement.

(vii) The parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, attorneys fees, and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter.

(viii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to Parent and the Stockholder Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows: Parent and the Stockholder Representative shall use all reasonable efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If Parent and the Stockholder Representative fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent authorized to do business in the State of California. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers and duties of the predecessor escrow agent as if originally named as escrow agent. The Escrow Agent shall be discharged from any further duties and liability under this Agreement.

(f) Fees. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Parent. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to this escrow or its subject matter, the Escrow Agent shall be reasonably compensated by Parent for such extraordinary services and reimbursed for all costs, attorneys fees, and expenses occasioned by such default, delay, controversy or litigation.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date regardless of whether this Agreement or the Merger have been approved by the Stockholders:

(a) by written agreement of the Company, Parent and Merger Sub;

(b) by either Parent or the Company if: (i) the Closing Date has not occurred by July 31, 2006 (the “Termination Date”); provided, that the right to terminate this Agreement under this clause 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement; (ii) there shall be a final nonappealable order of a Governmental Entity in effect preventing consummation of the Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

(c) by Parent if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would: (i) prohibit Parent’s or the Company’s ownership or operation of any portion of the business of the Company, or (ii) compel Parent or the Company to dispose of or hold separate, as a result of the Merger, any material portion of the business or assets of the Company or Parent;

(d) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 5.3(a) or 5.3(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by the Company prior to the Termination Date through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(d) prior to the earlier of the Termination Date or that date which is 15 days following the Company’s receipt of written notice from Parent of such breach, it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(d) if such breach by the Company is cured within such 15-day period so that the conditions would then be satisfied;

(e) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Section 5.2(a) or 5.2(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by Parent prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) prior to the earlier of the Termination Date or that date which is 15 days following Parent’s receipt of written notice from the Company of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach by Parent is cured within such 15-day period so that the conditions would then be satisfied;

(f) by Parent if the Company has not obtained Transaction Stockholder Approval within one hour of the execution and delivery of this Agreement by the parties;

(g) by Parent if a Change of Company Recommendation shall have occurred;

(h) by the Company pursuant to Section 4.10(c) if the Company is not in material breach of its obligations under Section 4.10(a) or (b) of this Agreement; or

(i) by Parent if a Triggering Event shall have occurred.

7.2 Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 4.3 and (with respect to pre-termination breaches) 4.10, this Section 7.2, Section 7.3 and Article IX, each of which shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement and the Non-Solicitation Agreement, all of which obligations shall survive termination of this Agreement.

7.3 Fees and Expenses. All fees and expenses, including without limitation all fees and expenses of any advisors, bankers, consultants, attorneys, agents and related costs, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated (the “Transaction Expenses”), provided that the Company’s Transaction Expenses shall be deducted from the Base Amount as set forth in Section 1.6(b).

7.4 Amendment. Except as is otherwise required by applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger Sub, the Company and any other party to this Agreement against whom enforcement is sought. Except as is otherwise required by applicable Law, after the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger Sub, the Stockholder Representative and any other party to this Agreement against whom enforcement is sought.

7.5 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, and any other party to this Agreement against whom enforcement is sought, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent, set forth, in an instrument in writing signed on behalf of such party.

ARTICLE VIII

DEFINITIONS, CONSTRUCTION, ETC.

(a) Definitions. For purposes of this Agreement:

“Accelerating Unvested Company Options” shall mean 771,087 shares of Company Common Stock subject to unvested In-the-Money Company Options outstanding as of June 1, 2006 held by such individuals as may be mutually determined by Parent and the Company in consultation with one another.

“Acquisition Proposal” shall have the meaning set forth in Section 4.10(a).

“Additional Estimated Loss Amount” shall have the meaning set forth in Section 6.4(b).

“Affiliate” shall mean, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Allocation Certificate” shall have the meaning set forth in Section 1.6(a).

“Average Parent Stock Price” shall have the meaning set forth in Section 1.6(e)(i).

“Balance Sheet Date” shall have the meaning set forth in Section 2.7(a).

“Base Amount” shall have the meaning set forth in Section 1.6(b).

“Business Day” shall mean any weekday of the year on which national banking institutions in the State of California are open to the public for conducting business and are not required to close.

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Certificates” shall have the meaning set forth in Section 1.8(b).

“Change of Company Recommendation” shall be deemed to have occurred if: (i) the Company Board or any committee thereof shall for any reason withdraw or modify, propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or any committee thereof of this Agreement or the transactions contemplated hereby; (ii) the Company shall have failed to include in the consent solicitation materials sent to Company Stockholders related to the Merger the recommendation of the Company Board in favor of the adoption and approval of this Agreement and the approval of the Merger; or (iii) the Company Board fails to reaffirm its recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger within ten (10) Business Days after Parent requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal for the Company.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Closing Payment” shall have the meaning set forth in Section 1.6(b).

“Closing Common Payment” shall mean the Closing Payment minus: (i) the product obtained by multiplying (x) the Per Share Series B Closing Consideration, by (y) the number of shares of the Company’ Series B Preferred Stock outstanding immediately prior to the Effective Time; and (ii) the product obtained by multiplying (x) the Per Share Series C Closing Consideration, by (y) the number of shares of the Company’ Series C Preferred Stock outstanding immediately prior to the Effective Time.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Co-Employer” shall mean any Person that is or was considered to be a co-employer with the Company.

“Company” shall have the meaning set forth in the Preamble.

“Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the Company Stockholders immediately preceding such transaction hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of 40% of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of capital stock of the Company immediately after such issuance.

“Company Authorizations” shall have the meaning set forth in Section 2.32.

“Company Balance Sheet” shall have the meaning set forth in Section 2.7(a).

“Company Board” shall mean the board of directors of the Company.

“Company Board Stockholders” shall mean each of parties set forth on Schedule 1A hereto, each of which is a Company Stockholder with a designee serving on the Company Board as of this Agreement Date.

“Company Certificate of Incorporation” shall mean the Company’s Certificate of Incorporation, as amended.

“Company Capital Stock” shall mean the Company Common Stock and Company Preferred Stock.

“Company Closing Common Stock Denominator” shall mean (i) Company Closing Fully Diluted Capital Stock, minus (ii) the number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding immediately prior to the Effective Time.

“Company Closing Deferred Revenues” shall mean all income booked by the Company and accrued on its latest balance sheet prior to the Closing but not yet recognized as realized or realizable in accordance with GAAP.

“Company Closing Fully-Diluted Capital Stock” shall mean the sum of (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including all Series A Conversion Shares), plus (ii) the number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding immediately prior to the Effective Time, plus (iii) the Company Closing Vested Options.

“Company Closing Net Asset Value” shall mean, as of the Closing Date, the value of the total assets and properties of the Company minus the value of the total liabilities, indebtedness and obligations of the Company.

“Company Closing Unvested Options” shall mean 632,249 shares of Company Common Stock subject to unvested In-the-Money Company Options.

“Company Closing Vested Options” shall mean 420,703 shares of Company Common Stock subject to vested In-the-Money Company Options.

“Company Common Stock” shall mean the Company’s Common Stock, $0.0001 par value per share.

“Company Contract” shall mean any material mortgage, indenture, lease, contract, insurance policy, covenant or other written agreement, instrument or commitment, permit, concession, franchise or license to which the Company is a party or to which it or its properties is subject or bound.

“Company Customer Information” shall have the meaning set forth in Section 2.31.

“Company Disclosure Schedule” shall have the meaning set forth in Article II.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by the Company or ERISA Affiliates for the benefit of any Employee, or pursuant to which the Company has or may have any material liability contingent or otherwise.

“Company Financial Statements” shall have the meaning set forth in Section 2.7(a).

“Company Indemnified Parties” shall have the meaning set forth in Section 4.17.

“Company Intellectual Property” shall mean any Intellectual Property that has been Used or is Used in the business of the Company as previously conducted, as currently conducted or as currently proposed to be conducted by the Company.

“Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement, currently or in the future, (i) is, or is reasonably likely to become, materially adverse to the financial condition, assets (including intangible assets), liabilities, business, capitalization, operations, results of operations or prospects of the Company, taken as a whole, or (ii) does, or is reasonably likely to, materially impede the Company’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Law, except to the extent that any such Effect results from: (A) changes in general economic conditions (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (B) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (C) any change, event or effect resulting directly from the execution or announcement of this Agreement or the pendency of the Merger; or (D) any change, event or effect resulting from actions taken by the Company with Parent’s written consent or Parent’s written direction or required to be taken pursuant to the terms of this Agreement.

“Company Options” shall have the meaning set forth in Section 2.6(b).

“Company Patents” shall have the meaning set forth in Section 2.14(a)(iii).

“Company Preferred Stock” shall mean the Company’s Series B Preferred Stock and Series C Preferred Stock, $0.0001 par value per share.

“Company Products” shall have the meaning set forth in Section 2.15.

“Company Real Property” shall have the meaning set forth in Section 2.12(a).

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of, the Company.

“Company Rights Agreements” shall have the meaning set forth in Section 2.6(c).

“Company Stock Plan” shall have the meaning set forth in Section 2.6(b).

“Company Stock Rights” shall mean: (i) all outstanding Company Options, (ii) all outstanding Company Warrants, and (iii) all other outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any shares of Company Common Stock or that are or may become convertible into or exchangeable for any shares of Company Common Stock or another Company Stock Right.

“Company Stockholder Merger Written Consent” shall have the meaning set forth in Recital E.

“Company Tail Insurance Policy” shall mean that certain tail insurance policy purchased by the Company from Illinois Insurance Company, having a six year term from the Closing Date.

“Company Voting Proposal” shall mean the Company’s proposal to adopt this Agreement and approve the Merger, and the transactions contemplated hereby and thereby.

“Company Warrant” shall have the meaning set forth in Section 2.6(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.3.

“Continuing Employee” shall have the meaning set forth in Section 4.11(a).

“Controls” shall have the meaning set forth in Section 2.7(b).

“Court” shall have the meaning set forth in Section 9.9(b).

“Deferred Revenue Shortfall” shall have the meaning set forth in Section 1.6(b)(iii).

“Derivative Instruments” shall mean the option, warrant or other agreement or certificate governing a Company Stock Right.

“Determinable Losses” shall have the meaning set forth in Section 6.4(b).

“DGCL” shall have the meaning set forth in Recital A.

“Disputed Claims Amount” shall have the meaning set forth in Section 6.4(b).

“Dispute Notice” shall have the meaning set forth in Section 6.4(b).

“Dissenting Share Payments” shall mean (x) any payment in respect of Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement and (y) any costs or expenses (including attorneys’ fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares (other than payment for such shares).

“Dissenting Shares” shall have the meaning set forth in Section 1.7(a).

“DOL” shall mean the United States Department of Labor.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Eligible Claims” shall have the meaning set forth in Section 6.9(b).

“Employee” shall mean any current employee, officer or director of the Company.

“Employment Agreement” shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person that, together with the Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Escrow Agent” shall have the meaning set forth in the Preamble.

“Escrow Amount” shall have the meaning set forth in Section 1.6(c).

“Escrow Common Amount” shall mean an amount equal to the Escrow Amount minus the Escrow Preferred Amount.

“Escrow Fund” shall have the meaning set forth in Section 1.6(c).

“Escrow Fund Distribution Preference” shall have the meaning set forth in Section 6.9(b).

“Escrow Period” shall have the meaning set forth in Section 6.9(b).

“Escrow Preferred Amount” shall mean the sum obtained by adding: (i) the product obtained by multiplying (x) the Per Share Series B Escrow Consideration, by (y) the number of shares of the Company’ Series B Preferred Stock outstanding immediately prior to the Effective Time; and (ii) the product obtained by multiplying (x) the Per Share Series C Escrow Consideration, by (y) the number of shares of the Company’ Series C Preferred Stock outstanding immediately prior to the Effective Time.

“Escrow Termination Date” shall have the meaning set forth in Section 6.1(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.8(a).

“Exercised Options Proceeds” shall mean a total amount equal to $292,269.00 received by the Company as payment consideration upon exercise of certain stock options to purchase 1,243,820 shares of Company Common Stock immediately prior to the Effective Time, paid to the Company by the holders of such exercised stock options.

“Expiring Unvested Company Options” shall mean 325,000 shares of Company Common Stock subject to unvested stock options of the Company held by certain Key Employees outstanding as of June 30, 2006.

“Founders” shall have the meaning set forth in Recital F.

“GAAP” shall have the meaning set forth in Section 2.7(a).

“Governmental Entity” shall have the meaning set forth in Section 2.4.

“Hazardous Material” shall have the meaning set forth in Section 2.23(a).

“Hazardous Materials Activities” shall have the meaning set forth in Section 2.23(b).

“Hiring Affiliate” shall mean Parent or an Affiliate of Parent that hires a Continuing Employee.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnification Claim” shall have the meaning set forth in Section 6.4(b).

“Indemnified Parties” shall have the meaning set forth in Section 6.2.

“In-the-Money Company Option” shall mean any Company Option whose exercise price per share of Company Common Stock is less than the Per Option Value.

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“IRS” shall mean the United States Internal Revenue Service.

“Key Employee” and “Key Other Employee” shall have the respective meanings set forth in Recital F.

“Knowledge” (including any derivation thereof such as “known” or “knowing”) shall mean the actual knowledge of any of (i) the officers of the Company, (ii) the Founders, or (iii) Sunil Bhargava.

“Law” shall mean any federal, state, foreign, or local law, statute, ordinance, rule, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Leases” shall have the meaning set forth in Section 2.12(b).

“Letter of Transmittal” shall have the meaning set forth in Section 1.8(b).

“Lien” shall mean any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, option, right of first refusal, easement, restriction, reservation, servitude, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance of any nature whatsoever.

“Loan Repayment Amount” shall mean a total amount equal to $300,180.82, which amount constitutes the repayment amount due and payable by the Company to Parent pursuant to that certain Subordinated Promissory Note dated July 17, 2006 between the parties in the principal amount of $300,000.00, with $180.82 in accrued interest through the Effective Time.

“Losses” shall have the meaning set forth in Section 6.2.

“Maximum Merger Consideration” shall have the meaning set forth in Section 1.6(b).

“Merger” shall have the meaning set forth in Recital A.

“Merger Consideration” shall mean the Closing Payment plus the amounts actually released from Escrow Amount to the Participating Holders.

“Merger Sub” shall have the meaning set forth in the Preamble.

“NAV Shortfall” shall have the meaning set forth in Section 1.6(b)(ii).

“Non-Solicitation Agreement” shall mean that certain letter agreement dated as of May 18, 2006 from Parent to the Company regarding non-solicitation of Company employees by Parent.

“Nonstatutory Option” shall mean any Company Option (or portion thereof) that is not an incentive stock option within the meaning of Section 422 of the Code.

“Offer Package Agreements” shall have the meaning set forth in Section 4.11(b).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Common Stock” shall have the meaning set forth in Section 1.6(e)(i).

“Parent Option” shall have the meaning set forth in Section 1.6(e)(i).

“Parent Material Adverse Effect” shall have the meaning set forth in Section 3.1.

“Participating Holders” shall mean the Stockholders that are identified in the Allocation Certificate and entitled to receive a portion of the Merger Consideration.

“Per Option Value” shall mean the quotient obtained by dividing (i) the sum of the Closing Common Payment and the Escrow Common Amount, by (ii) the Company Closing Common Stock Denominator (other than any shares of Company Common Stock to be cancelled pursuant to Section 1.6(d)(i)).

“Per Share Common Merger Consideration” shall have the meaning set forth in Section 1.6(d)(ii).

“Per Share Series B Closing Consideration” shall mean 90% of $1.98 (as adjusted for stock splits, stock dividends, reclassifications and the like).

“Per Share Series B Escrow Consideration” shall mean 10% of $1.98 (as adjusted for stock splits, stock dividends, reclassifications and the like).

“Per Share Series B Merger Consideration” shall have the meaning set forth in Section 1.6(d)(iv).

“Per Share Series C Closing Consideration” shall mean 90% of $2.9745 (as adjusted for stock splits, stock dividends, reclassifications and the like).

“Per Share Series C Escrow Consideration” shall mean 10% of $2.9745 (as adjusted for stock splits, stock dividends, reclassifications and the like).

“Per Share Series C Merger Consideration” shall have the meaning set forth in Section 1.6(d)(iii).

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Pro Rata Share” shall mean, with respect to a Participating Holder, the quotient of (x) the portion of the Closing Payment such Participating Holder has the right to receive pursuant to Section 1.6 divided by (y) the amount of the Closing Payment.

“Property” shall mean any interest in any property or asset, whether tangible or intangible, real, person or mixed, and whether or not of a type which is reflected in a balance sheet.

“Publicly Available Software” shall mean each of (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., GNU General Public License, Apache Software License, Creative Commons license), or pursuant to similar licensing and distribution models; and (ii) any software that requires as a condition of use, modification, or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge.

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

“Representatives” shall have the meaning set forth in Section 4.10(a).

“Resolution Period” shall have the meaning set forth in Section 6.4(b).

“Response Period” shall have the meaning set forth in Section 6.4(b).

“Securities Act” shall mean the United States Securities Act of 1933, as amended.

“Series A Conversion Shares” shall mean the number of shares of Company Common Stock issuable upon conversion of the Company Series A Preferred Stock immediately prior to the Effective Time pursuant to Section 5.3(k) hereof.

“Services” shall have the meaning set forth in Section 2.15.

“Standard Form Agreement” shall mean those agreements of the Company substantially in the form of the agreements listed in Schedule 3, true and correct copies of which have been provided to Parent.

“Standard Support Agreement” shall have the meaning set forth in Section 2.14(p).

“Stockholder Representative” shall have the meaning set forth in Section 6.6(a).

“Stockholders” shall mean the holders of shares of Company Capital Stock.

“Superior Proposal” shall mean an unsolicited written Acquisition Proposal which (i) the Company Board reasonably concludes in good faith, if accepted, is reasonably likely to be consummated (taking into account all legal and financial aspects of the proposal, the likelihood of the proposal being financed and the Person making the proposal), and would, if consummated result in a transaction more favorable to the Company Stockholders from a financial point of view than the Merger, and (ii) the Company Board reasonably concludes in good faith (following the receipt of advice from outside counsel) is required to be accepted by the Company in order to comply with its fiduciary obligations to the Company Stockholder under Delaware Law.

“Support Agreements” shall have the meaning set forth in Section 2.14(p).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax” or “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, estimated, excise and property taxes as well as public imposts, fees and social security charges (including but not limited to health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this definition as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Tax Authority” shall mean any Governmental Entity responsible for the imposition or collection of any Tax.

“Tax Returns” shall mean all returns, declarations, reports, estimates, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

“Terminated Employees” shall have the meaning set forth in Section 4.11(d).

“Termination Date” shall have the meaning set forth in Section 7.1(b).

“Termination Payments” shall mean, with respect to any person whose employment is terminated as of a given date, all legal obligations relating to the termination of the employment of such person, including all amounts required by any applicable Law to be paid to such person upon termination of employment, including pay in lieu of notice, pay required by the WARN Act and any other similar Laws, and all termination pay, severance pay, accrued vacation pay, COBRA benefits and all wages, bonuses, sick leave, pensions, source deductions and other remuneration benefits for such person accruing up to and including the date of termination.

“Third-Party Claim” shall have the meaning set forth in Section 6.4(c).

“Threshold Basket” shall have the meaning set forth in Section 6.3(a).

“Transaction Agreements” shall have the meaning set forth in Section 2.2(a).

“Transaction Board Approvals” shall have the meaning set forth in Section 2.2(a).

“Transaction Expenses” shall have the meaning set forth in Section 7.3.

“Transaction Stockholder Approvals” shall mean the Stockholder approval required for approval of this Agreement and the other Transaction Agreements and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby as required by the DGCL and the charter documents of the Company.

“Triggering Event” shall be deemed to have occurred if the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal.

“Use” shall mean the making, having made, running, using, testing, translating, importing, copying, reproducing, distributing (directly or indirectly), transmitting, displaying, performing, adapting, modifying, selling, offering for sale, renting, leasing, assigning, licensing or preparing derivatives of Intellectual Property.

(b) Construction.

(i) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(ii) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(iii) The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(iv) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement.

(v) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(vi) For purposes of Article II, any document or information shall be deemed to have been provided to Parent if provided to any of Parent’s employees, consultants or advisors, including Parent’s legal counsel in connection with transactions contemplated by this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if properly addressed: (i) if delivered personally, by commercial delivery service or by facsimile (with acknowledgment of a complete transmission), on the day of delivery; or (ii) if delivered by registered or certified mail (return receipt requested), three Business Days after mailing; or (iii) if delivered by first class mail, three Business Days after mailing. Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Entrust, Inc.
One Hanover Park, Suite 800
16633 Dallas Parkway
Addison, TX 75001
Attention: General Counsel

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Attention: Page Mailliard, Esq.
Facsimile: (650) 493-6811

(b)	if to the Company, to:

Business Signatures Corporation
333 Twin Dolphin Drive, Suite 112
Redwood City, CA 94065
Attention: President
Facsimile: (650) 622-9479
Telephone: (605) 622-3030

with a copy to:

Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
Attention: Mark B. Weeks
Facsimile: (650) 324-0638

(c)	if to the Stockholder Representative to:

Amos Barzilay
1554 Arbor Avenue
Los Altos, CA 94024
Facsimile: (650) 330-3535
Telephone: (408) 738-4005

(d)	if to the Escrow Agent to:

U.S. Bank National Association
One California Street, Suite 2100
San Francisco, CA 94111
Attention: Sheila Soares
Facsimile: (415) 273-4590
Telephone: (415) 273-4532
Email: sheila.soares@usbank.com

(e) if to the Company Board Stockholders, to their respective addresses as set forth on Schedule 1A hereto or as may otherwise be provided in writing to Parent.

9.2 Entire Agreement. Except for the Confidentiality Agreement and the Non-Solicitation Agreement, this Agreement, the schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.3 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.5 Successors and Assigns; Parties in Interest.

(a) This Agreement shall be binding upon each Stockholder and each of their respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any) and Parent and Merger Sub and their respect successors and assigns, if any. This Agreement shall inure to the benefit of the parties hereto and the Indemnified Parties and the respective successors and assigns (if any) of the foregoing. No obligation of the Company in this Agreement shall become an obligation of the Surviving Corporation after the Effective Time.

(b) No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company, except that Parent may assign its rights and delegate its obligations hereunder to any successor without the Company’s consent.

(c) Except as provided in the following sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. This Agreement is intended to benefit the Indemnified Parties, each Indemnified Party shall be deemed a third-party beneficiary of this Agreement and this Agreement shall be enforceable by the Indemnified Parties. Section 4.17 of this Agreement is intended to benefit the Company Indemnified Parties and each Company Indemnified Party shall be deemed a third-party beneficiary with respect to Section 4.17 of this Agreement. Except as set forth in this Section 9.5(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any.

9.6 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

9.7 Governing Law; Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California.

(b) Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the County of County of Dallas within the State of Texas (each, a “Court”). Each party hereto (i) expressly and irrevocably consents and submits to the jurisdiction of each Court, and each appellate court located in the State of Texas, in connection with any such proceeding; (ii) agrees that each Court shall be deemed to be a convenient forum; (iii) agrees that service of process in any such proceeding may be made by giving notice pursuant to Section 9.1; and (iv) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any Court, any claim that such party is not subject personally to the jurisdiction of such Court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such Court.

9.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THE TRANSACTION AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY

JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.

9.9 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.10 Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

9.11 Time of the Essence. Time is of the essence of this Agreement.

(Remainder of page intentionally blank; signature page follows.)

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of this Agreement Date.

BUSINESS SIGNATURES CORPORATION

By:	/s/ Peter Relan
Name:	Peter Relan
Its:	CEO

ENTRUST, INC.

By:	/s/ David Wagner
Name:	David Wagner
Its:	Chief Financial Officer

BLAZING ACQUISITION CORPORATION

By:	/s/ Jay Kendry
Name:	Jay Kendry
Its:	President

STOCKHOLDER REPRESENTATIVE

/s/ Amos Barzilay
Name:	Amos Barzilay

U.S. BANK NATIONAL ASSOCIATION, AS ESCROW AGENT

By:	/s/ Sheila K. Soares
Name:	Sheila K. Soares
Its:	Vice President

SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of this Agreement Date.

COMPANY BOARD STOCKHOLDERS:

BHARGAVA FAMILY REVOCABLE TRUST

By:	/s/ Sunil Bhargava
Name:	Sunil Bhargava
Its:

ARVIND PETER RELAN (AKA PETER RELAN)

By:	/s/ Arvind Peter Relan
Name:	Arvind Peter Relan

RAM SHRIRAM

By:	/s/ Ram Shriram
Name:	Ram Shriram

SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of this Agreement Date.

COMPANY BOARD STOCKHOLDERS:

TPG VENTURES, L.P.

By:	TPG Ventures GenPar, L.P.
TPG Ventures Advisors, LLC

By:	/s/ Jeffery D. Ekberg
Name:	Jeffery D. Ekberg
Its:	Vice President

SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of this Agreement Date.

COMPANY BOARD STOCKHOLDERS:

Walden: Pacven Walden Ventures V Associates Fund, L.P.

Walden: Pacven Walden Ventures V, L.P.

Walden: Pacven Walden Ventures V-QP Associates Fund, L.P.

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Its:	Director

SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER

Schedule 1A

List of Company Board Stockholders

•	Bhargava Family Revocable Trust

Arvind Peter Relan

•	Ram Shriram

•	TPG Ventures, L.P.

301 Commerce Street, Suite 3300

Fort Worth, TX 96102

•	Walden: Pacven Walden Ventures V Associates Fund, L.P.

•	Walden: Pacven Walden Ventures V, L.P.

•	Walden: Pacven Walden Ventures V-QP Associates Fund, L.P.

Mailing Address for the Walden funds:

One California Street, 28th Floor

San Francisco, CA 94111

Schedule 1B

List of Company Support Stockholders

•	Amicus Capital, L.P.

•	Bhargava Family Revocable Trust

•	Peter Clare

•	Peter Clare Trust

•	Radhakrishna Hegde

•	Hom-Wijaya Family Trust dated 7/17/1997

•	Relan Investments II, LLC

•	The Relan Revocable Trust

•	Robleda Partners

•	Ram Shriram

•	TPG Ventures, L.P.

•	Walden: Pacven Walden Ventures Parallel V-A CV

•	Walden: Pacven Walden Ventures Parallel V-B CV

•	Walden: Pacven Walden Ventures V Associates Fund, L.P.

•	Walden: Pacven Walden Ventures V, L.P.

•	Walden: Pacven Walden Ventures V-QP Associates Fund, L.P.

Schedule 2A

List of Founders

1.	Peter Relan

2.	Joyo Wijaya

3.	Krishna Hegde

Schedule 2B

List of Key Other Employees

1.	Paul McGowan

2.	Bill Conners

3.	Mark Verbeek

4.	Vadim Akselrod

5.	Jake Throgmorton

6.	Andy Miller

7.	Gary Lewis

8.	Shankar Unni

9.	Manish Khettry

10.	Sumit Gupta

11.	Mike Timper

12.	Jose Antonio Fernandez

Schedule 3

List of Standard Form Agreements of the Company

•	Software License and Support Agreement

•	Term Software License and Support Agreement

•	2FA Software License Agreement

•	Software OEM Agreement

•	Evaluation Agreement

•	Confidential Information and Invention Assignment Agreement

•	Mutual Nondisclosure Agreement